UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of May, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1             YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED FINANCIAL STATEMENT
                                                   AT MARCH 31 OF 2004 AND 2003
                                                       (Thousands of Pesos)
                                                                                                                Final Printing
------------------------------------------------------------------------------------------------------------------------------
 REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
                               CONCEPTS                                      FINANCIAL YEAR                FINANCIAL YEAR
                                                                  ------------------------------------------------------------
 S                                                                          Amount           %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------
1    TOTAL ASSETS                                                         62,694,807        100         58,276,724        100

2    CURRENT ASSETS                                                       26,298,806         42         23,389,141         40
3    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                              15,013,153         24         10,682,113         18
4    OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                               5,763,598          9          6,630,142         11
5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                             1,014,543          2          1,337,311          2
6    INVENTORIES                                                           3,823,208          6          4,197,985          7
7    OTHER CURRENT ASSETS                                                    684,304          1            541,590          1
8    LONG-TERM                                                             6,562,429         10          3,366,242          6
9    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                       0          0              6,143          0
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED                                                  6,227,539         10          3,186,000          5
11   OTHER INVESTMENTS                                                       334,890          1            174,099          0
12   PROPERTY, PLANT AND EQUIPMENT                                        15,580,176         25         16,125,255         28
13   PROPERTY                                                             12,529,066         20         12,247,427         21
14   MACHINERY AND INDUSTRIAL                                             11,396,782         18         10,408,647         18
15   OTHER EQUIPMENT                                                       2,590,676          4          2,406,302          4
16   ACCUMULATED DEPRECIATION                                             11,575,115         18         10,080,965         17
17   CONSTRUCTION IN PROGRESS                                                638,767          1          1,143,844          2
18   DEFERRED ASSETS (NET)                                                 9,253,810         15          9,814,928         17
19   OTHER ASSETS                                                          4,999,586          8          5,581,158         10

20   TOTAL LIABILITIES                                                    34,447,643        100         35,589,059        100

21   CURRENT LIABILITIES                                                   4,236,522         12          5,509,736         15
22   SUPPLIERS                                                             1,847,843          5          2,145,120          6
23   BANK LOANS                                                              248,463          1            542,712          2
24   STOCK MARKET LOANS                                                            0          0            774,431          2
25   TAXES TO BE PAID                                                        654,283          2            782,764          2
26   OTHER CURRENT LIABILITIES                                             1,485,933          4          1,264,709          4
27   LONG-TERM LIABILITIES                                                15,404,858         45         15,067,313         42
28   BANK LOANS                                                            2,004,453          6          1,448,975          4
29   STOCK MARKET LOANS                                                   12,700,568         37         12,752,432         36
30   OTHER LOANS                                                             699,837          2            865,906          2
31   DEFERRED LOANS                                                       13,548,295         39         13,164,685         37
32   OTHER LIABILITIES                                                     1,257,968          4          1,847,325          5

33   CONSOLIDATED STOCK HOLDERS' EQUITY                                   28,247,164        100         22,687,665        100

34   MINORITY INTEREST                                                     1,128,424          4          1,172,294          5
35   MAJORITY INTEREST                                                    27,118,740         96         21,515,371         95
36   CONTRIBUTED CAPITAL                                                  11,672,741         41          7,981,185         35
37   PAID-IN CAPITAL STOCK (NOMINAL)                                       1,501,717          5          1,506,426          7
38   RESTATEMENT OF PAID-IN CAPITAL STOCK                                  6,234,903         22          6,246,168         28
39   PREMIUM ON SALES OF SHARES                                            3,936,121         14            228,591          1
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                    0          0                  0          0
41   CAPITAL INCREASE (DECREASE)                                          15,445,999         55         13,534,186         60
42   RETAINED EARNINGS AND CAPITAL RESERVE                                15,939,591         56         13,543,851         60
43   REPURCHASE FUNDS OF SHARES                                            5,367,759         19          5,701,872         25
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY                                                      (6,333,392)       (22)        (5,972,196)       (26)
45   NET INCOME FOR THE YEAR                                                 472,041          2            260,659          1
-------------------------------------------------------------------------------------------------------------------------------



                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED FINANCIAL STATEMENT
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                       (Thousands of Pesos)
                                                                                                                Final Printing
------------------------------------------------------------------------------------------------------------------------------
 REF                                                                        QUARTER OF PRESENT            QUARTER OF PREVIOUS
                               CONCEPTS                                      FINANCIAL YEAR                 FINANCIAL YEAR
                                                                  ------------------------------------------------------------
 S                                                                          Amount            %            Amount           %
------------------------------------------------------------------------------------------------------------------------------
3     CASH AND SHORT-TERM INVESTMENTS                                     15,013,153        100         10,682,113        100
46    CASH                                                                   198,652          1            202,101          2
47    SHORT-TERM INVESTMENTS                                              14,814,501         99         10,480,012         98

18    DEFERRED ASSETS (NET)                                                9,253,810        100          9,814,928        100
48    AMORTIZED OR REDEEMED EXPENSES                                       1,621,935         18          1,812,167         18
49    GOODWILL                                                             7,631,875         82          8,002,761         82
50    DEFERRED TAXES                                                               0          0                  0          0
51    OTHERS                                                                       0          0                  0          0

21    CURRENT LIABILITIES                                                  4,236,522        100          5,509,736        100
52    FOREIGN CURRENCY LIABILITIES                                         1,854,370         44          3,190,119         58
53    MEXICAN PESOS LIABILITIES                                            2,382,152         56          2,319,617         42

24    STOCK MARKET LOANS                                                           0        100            774,431        100
54    COMMERCIAL PAPER                                                             0          0            774,431        100
55    CURRENT MATURITIES OF MEDIUM-TERM NOTES                                      0          0                  0          0
56    CURRENT MATURITIES OF BONDS                                                  0          0                  0          0

26    OTHER CURRENT LIABILITIES                                            1,485,933        100          1,264,709        100
57    OTHER CURRENT LIABILITIES WITH COST                                          0          0             17,711          1
58    OTHER CURRENT LIABILITIES WITHOUT COST                               1,485,933        100          1,246,998         99

27    LONG-TERM LIABILITIES                                               15,404,858        100         15,067,313        100
59    FOREIGN CURRENCY LIABILITIES                                        10,822,578         70         10,993,696         73
60    MEXICAN PESOS LIABILITIES                                            4,582,280         30          4,073,617         27

29    STOCK MARKET LOANS                                                  12,700,568        100         12,752,432        100
61    BONDS                                                               12,700,568        100         12,752,432        100
62    MEDIUM-TERM NOTES                                                            0          0                  0          0

30    OTHER LOANS                                                            699,837        100            865,906        100
63    OTHER LOANS WITH COST                                                        0          0                  0          0
64    OTHER LOANS WITHOUT COST                                               699,837        100            865,906        100

31    DEFERRED LOANS                                                      13,548,295        100         13,164,685        100
65    NEGATIVE GOODWILL                                                            0          0                  0          0
66    DEFERRED TAXES                                                       1,177,439          9          1,905,187         14
67    OTHERS                                                              12,370,856         91         11,259,498         86

32    OTHER LIABILITIES                                                    1,257,968        100          1,847,325        100
68    RESERVES                                                                     0          0             95,899          5
69    OTHERS LIABILITIES                                                   1,257,968        100          1,751,426         95

44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                         (6,333,392)       100         (5,972,196)       100
      HOLDERS' EQUITY
70    ACCUMULATED INCOME DUE TO MONETARY POSITION                            (30,453)        (0)           (30,453)        (1)
71    INCOME FROM NON-MONETARY POSITION ASSETS                            (6,302,939)      (100)        (5,941,743)       (99)
72    WORKING CAPITAL                                                     22,062,284                    17,879,405
73    PENSION PLANS AND SENIORITY PREMIUMS                                   956,230                       721,307
74    EXECUTIVES (*)                                                              35                            36
75    EMPLOYERS (*)                                                           12,193                        12,433
76    WORKERS (*)                                                                                                0
77    CIRCULATION SHARES (*)                                           8,787,732,965                 8,815,292,674
78    REPURCHASED SHARES (*)                                             680,814,994                   317,750,443

----------------------------------------------------------------------------------------------------------------------------------
*  THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                             FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   R                                                                           Amount           %            Amount           %
---------------------------------------------------------------------------------------------------------------------------------

   1     NET SALES                                                           5,230,785         100         5,015,378         100
   2     COST OF SALES                                                       3,226,204          62         3,196,005          64
   3     GROSS INCOME                                                        2,004,581          38         1,819,373          36
   4     OPERATING                                                             844,271          16           853,232          17
   5     OPERATING INCOME                                                    1,160,310          22           966,141          19
   6     TOTAL FINANCING COST                                                  369,292           7           188,961           4
   7     INCOME AFTER FINANCING COST                                           791,018          15           777,180          15
   8     OTHER FINANCIAL OPERATIONS                                            222,945           4           215,538           4
   9     INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING                                                               568,073          11           561,642          11
   10    RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING                                                               159,761           3           192,700           4
   11    NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING                                                               408,312           8           368,942           7
   12    SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES                                            44,481           1          (128,326)         (3)
   13    CONSOLIDATED NET INCOME OF CONTINUOUS
         OPERATIONS                                                            452,793           9           240,616           5
   14    INCOME OF DISCONTINUED OPERATIONS                                          0           0                              0
   15    CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS                                                   452,793           9           240,616           5
   16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                   0           0                 0           0
   17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES                                            0           0                 0           0
   18    NET CONSOLIDATED INCOME                                               452,793           9           240,616           5
   19    NET INCOME OF MINORITY INTEREST                                       (19,248)         (0)          (20,043)         (0)
   20    NET INCOME OF MAJORITY INTEREST                                       472,041           9           260,659           5

---------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   R                                                                            Amount         %            Amount           %
---------------------------------------------------------------------------------------------------------------------------------
                1     NET SALES                                              5,230,785         100         5,015,378        100
                21    DOMESTIC                                               4,167,092          80         4,091,915         82
                22    FOREIGN                                                1,063,693          20           923,463         18
                23    TRANSLATED INTO DOLLARS (***)                             95,194           2            82,096          2

                6     TOTAL FINANCING COST                                     369,292         100           188,961        100
                24    INTEREST PAID                                            293,186          79           320,803        170
                25    EXCHANGE LOSSES                                            7,360           2                            0
                26    INTEREST EARNED                                          151,591          41           173,324         92
                27    EXCHANGE PROFITS                                                           0            95,198         50
                28    GAIN DUE TO MONETARY POSITION                            158,733          43            94,470         50
                42    LOSS ON RESTATEMENT OF UDI'S                              61,604          17            42,210         22
                43    GAIN ON RESTATEMENT OF UDI'S                                   0           0                 0          0

                8     OTHER FINANCIAL OPERATIONS                               222,945         100           215,538        100
                29    OTHER NET EXPENSES (INCOME) NET                          222,945         100           215,538        100
                30    (PROFIT) LOSS ON SALE OF OWN SHARES                            0           0                 0          0
                31    (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                0           0                 0          0

                10    RESERVE FOR TAXES AND WORKERS' PROFIT SHARING            159,761         100           192,700        100
                32    INCOME TAX                                               195,086         122           463,310        240
                33    DEFERRED INCOME TAX                                      (36,026)        (23)         (272,351)      (141)
                34    WORKERS' PROFIT SHARING                                      701           0             1,741          1
                35    DEFERRED WORKERS' PROFIT SHARING                               0           0

----------------------------------------------------------------------------------------------------------------------------------
               (***) THOUSANDS OF DOLLARS


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                          OTHER CONCEPTS
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   R                                                                             Amount                          Amount
---------------------------------------------------------------------------------------------------------------------------------

                36    TOTAL SALES                                                5,626,357                       5,486,299
                37    NET INCOME OF THE YEAR                                             -                         345,955
                38    NET SALES (**)                                            24,147,714                      22,996,050
                39    OPERATION INCOME (**)                                      6,334,810                       5,069,457
                40    NET INCOME OF MAJORITY INTEREST (**)                       3,864,322                         966,751
                41    NET CONSOLIDATED INCOME (**)                               3,742,171                         861,585


             ---------------------------------------------------------------------------------------------------------------------
               (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                             FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   R                                                                               Amount       %           Amount            %
---------------------------------------------------------------------------------------------------------------------------------


               1     NET SALES                                                   5,230,785     100         5,015,378         100
               2     COST OF SALES                                               3,226,204      62         3,196,005          64
               3     GROSS INCOME                                                2,004,581      38         1,819,373          36
               4     OPERATING                                                     844,271      16           853,232          17
               5     OPERATING INCOME                                            1,160,310      22           966,141          19
               6     TOTAL FINANCING COST                                          369,292       7           188,961           4
               7     INCOME AFTER FINANCING COST                                   791,018      15           777,180          15
               8     OTHER FINANCIAL OPERATIONS                                    222,945       4           215,538           4
               9     INCOME BEFORE TAXES AND WORKERS' PROFIT
                     SHARING                                                       568,073      11           561,642          11
               10    RESERVE FOR TAXES AND WORKERS' PROFIT
                     SHARING                                                       159,761       3           192,700           4
               11    NET INCOME AFTER TAXES AND WORKERS' PROFIT
                     SHARING                                                       408,312       8           368,942           7
               12    SHARE IN NET INCOME OF SUBSIDIARIES AND
                     NON-CONSOLIDATED ASSOCIATES                                    44,481       1          (128,326)         (3)
               13    CONSOLIDATED NET INCOME OF CONTINUOUS
                     OPERATIONS                                                    452,793       9           240,616           5
               14    INCOME OF DISCONTINUED OPERATIONS                                  0       0                             0
               15    CONSOLIDATED NET INCOME BEFORE
                     EXTRAORDINARY ITEMS                                           452,793       9           240,616           5
               16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                           0       0                 0           0
               17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
                     CHANGES IN ACCOUNTING PRINCIPLES                                    0       0                 0           0
               18    NET CONSOLIDATED INCOME                                       452,793       9           240,616           5
               19    NET INCOME OF MINORITY INTEREST                               (19,248)     (0)          (20,043)         (0)
               20    NET INCOME OF MAJORITY INTEREST                               472,041       9           260,659           5

----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   R                                                                              Amount       %            Amount           %
---------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                              5,230,785     100         5,015,378        100
   21     DOMESTIC                                                               4,167,092      80         4,091,915         82
   22     FOREIGN                                                                1,063,693      20           923,463         18
   23     TRANSLATED INTO DOLLARS (***)                                             95,194       2            82,096          2

    6     TOTAL FINANCING COST                                                     369,292     100           188,961        100
   24     INTEREST PAID                                                            293,186      79           320,803        170
   25     EXCHANGE LOSSES                                                            7,360       2                           0
   26     INTEREST EARNED                                                          151,591      41           173,324         92
   27     EXCHANGE PROFITS                                                                       0            95,198         50
   28     GAIN DUE TO MONETARY POSITION                                            158,733      43            94,470         50
   42     LOSS ON RESTATEMENT OF UDI'S                                              61,604      17            42,210         22
   43     GAIN ON RESTATEMENT OF UDI'S                                                   0       0                 0          0

    8     OTHER FINANCIAL OPERATIONS                                               222,945     100           215,538        100
   29     OTHER NET EXPENSES (INCOME) NET                                          222,945     100           215,538        100
   30     (PROFIT) LOSS ON SALE OF OWN SHARES                                            0       0                 0          0
   31     (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                0       0                 0          0

   10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                            159,761     100           192,700        100
   32     INCOME TAX                                                               195,086     122           463,310        240
   33     DEFERRED INCOME TAX                                                      (36,026)    (23)         (272,351)      (141)
   34     WORKERS' PROFIT SHARING                                                      701       0             1,741          1
   35     DEFERRED WORKERS' PROFIT SHARING                                               0       0                 0          0

----------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                             FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   C                                                                             Amount                          Amount
---------------------------------------------------------------------------------------------------------------------------------

    1     CONSOLIDATED NET INCOME                                                  452,793                        240,616
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
           REQUIRE USING CASH                                                      267,022                        370,043
    3     CASH FLOW FROM NET INCOME OF THE YEAR                                    719,815                        610,659
    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                               2,095,468                      1,958,597
    5     CASH GENERATED (USED) IN OPERATING ACTIVITIES                          2,815,283                      2,569,256
    6     CASH FLOW FROM EXTERNAL FINANCING                                       (267,924)                        69,193
    7     CASH FLOW FROM INTERNAL FINANCING                                        162,748                       (153,356)
    8     CASH FLOW GENERATED (USED) BY FINANCING                                 (105,176)                       (84,163)
    9     CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                              (152,578)                    (1,082,306)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                            2,557,529                      1,402,787
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                                   12,455,624                      9,279,326
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                             15,013,153                     10,682,113

----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                       (Thousands of Pesos)
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   C                                                                              Amount                          Amount
---------------------------------------------------------------------------------------------------------------------------------

    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH                                                      267,022                       370,043
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                              340,535                       393,763
   14      + (-) NET INCREASE (DECREASE) IN PENSION PLANS
          AND SENIORITY PREMIUMS
   15      + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
   16      + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
          ACTUALIZATION
   17      + (-) OTHER ITEMS
   40      + (-) OTHER NON-EBITDA ITEMS                                           (73,513)                      (23,720)

    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                              2,095,468                     1,958,597
   18      + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE                   5,005,542                     3,391,875
   19      + (-) DECREASE (INCREASE) IN INVENTORIES                                (9,169)                      (82,037)
   20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
          RECEIVABLE                                                              104,525                        (9,353)
   21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                         (537,524)                     (221,820)
   22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                      (2,467,906)                   (1,120,068)

    6     CASH FLOW FROM EXTERNAL FINANCING                                      (267,924)                       69,193
   23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                                                          32,164
   24      + LONG-TERM BANK AND STOCK MARKET FINANCING                             20,291                       317,367
   25      + DIVIDEND RECEIVED
   26      + OTHER FINANCING
   27      (-) BANK FINANCING AMORTIZATION                                        (56,222)                      (25,771)
   28      (-) STOCK MARKET AMORTIZATION
   29      (-) OTHER FINANCING AMORTIZATION                                      (231,993)                     (254,567)

    7     CASH FLOW FROM INTERNAL FINANCING                                       162,748                      (153,356)
   30      + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                            162,748                      (153,356)
   31      (-) DIVIDENDS PAID
   32      + PREMIUM ON SALE OF SHARES
   33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES

    9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES                                                             (152,578)                   (1,082,306)
   34      + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE                                                  (149,238)                     (270,827)
   35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                      (138,297)                     (163,942)
   36      (-) INCREASE IN CONSTRUCTIONS IN PROGRESS
   37      + SALE OF OTHER PERMANENT INVESTMENTS
   38      + SALE OF TANGIBLE FIXED ASSETS                                         25,324                         9,185
   39      + (-) OTHER ITEMS                                                      109,633                      (656,722)

----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                              RATIOS
                                                           CONSOLIDATED
                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   P
---------------------------------------------------------------------------------------------------------------------------------
          YIELD
    1     NET INCOME TO NET SALES                                                    8.66      %                   4.80      %
    2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                   14.25      %                   4.49      %
    3     NET INCOME TO TOTAL ASSETS (**)                                            5.97      %                   1.48      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                 0.00      %                   0.00      %
    5     INCOME DUE TO MONETARY POSITION TO NET INCOME                            (35.06)     %                 (39.26)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                               0.39  times                   0.39  times
    7     NET SALES TO FIXED ASSETS (**)                                             1.55  times                   1.43  times
    8     INVENTORIES ROTATION (**)                                                  3.74  times                   3.39  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                         86  days                     104  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                          8.21      %                   8.33      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                                         54.94      %                  61.07      %
   12     TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                  1.22  times                   1.57  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                         36.80      %                  39.85      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                                     98.87      %                  93.44      %
   15     OPERATING INCOME TO INTEREST PAID                                          3.96  times                   3.01  times
   16     NET SALES TO TOTAL LIABILITIES (**)                                        0.70  times                   0.65  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                                      6.21  times                   4.25  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                                5.31  times                   3.48  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                                        0.76  times                   0.66  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                                  354.37      %                 193.88      %

          CASH FLOW
   21     CASH FLOW FROM NET INCOME TO NET SALES                                    13.76      %                  12.18      %
   22     CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                              40.06      %                  39.05      %
   23     CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                              9.60  times                   8.01  times
   24     EXTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                             254.74      %                 (82.21)     %
   25     INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                            (154.74)     %                 182.21      %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                                90.64      %                  15.15      %

----------------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.



                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:     1              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                          DATA PER SHARE
                                                 CONSOLIDATED FINANCIAL STATEMENT

                                                                                                                   Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
   D                                                                             Amount                          Amount
---------------------------------------------------------------------------------------------------------------------------------
    1     BASIC PROFIT PER ORDINARY SHARE (**)                               $     .44                      $     .11
    2     BASIC PROFIT PER PREFERRED SHARE (**)                              $     .44                      $     .11
    3     DILUTED PROFIT PER ORDINARY SHARE (**)                             $     .00                      $     .00
    4     CONTINUOUS OPERATING PROFIT PER COMMON
          SHARE (**)                                                         $     .43                      $    (.04)
    5     EFFECT OF DISCONTINUED OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                         $    (.01)                     $     .13
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                         $     .00                      $     .00
    7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                         $     .00                      $     .00
    8     CARRYING VALUE PER SHARE                                           $    3.09                      $    2.44
    9     CASH DIVIDEND ACUMULATED PER SHARE                                 $     .00                      $     .00
   10     DIVIDEND IN SHARES PER SHARE                                             .00  shares                    .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                          2.86  times                    1.85  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                             20.07  times                   41.29  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
          SHARE (**)                                                             19.88  times                   40.99  times

---------------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                    QUARTER:     1     YEAR:   2004
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                                                   CONSOLIDATED
                                                                 Final Printing
-------------------------------------------------------------------------------
               CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

               S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FIRST QUARTER OF 2004, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.37,276, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

-------------------------------------------------------------------------------

 (1 ) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT
      AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                                      MEXICAN STOCK EXCHANGE

      STOCK EXCHANGE CODE: TLEVISA                                                  QUARTER:       1            YEAR:   2004
      GRUPO TELEVISA, S.A.
                                                                                                                CONSOLIDATED
                                                                                                                Final Printing
                                           INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                                                   CHARACTERISTICS OF THE SHARES
      -------------------------------------------------------------------------------------------- --------------------------
                                                                                                         CAPITAL STOCK
                                                               NUMBER OF SHARES                       (Thousands of Pesos)
                                           ------------------------------------------------------- --------------------------
                 NOMINAL       VALID         FIXED        VARIABLE
       SERIES     VALUE       COUPON        PORTION        PORTION       MEXICAN     SUBSCRIPTION      FIXED      VARIABLE
      -------------------------------------------------------------------------------------------- -------------------------

      A                           -     4,459,562,241                4,459,562,241                    762,085
      ----------------------------------------------------------------------------------------------------------------------
      D                           -     2,164,085,362                                2,164,085,362    369,816
      ----------------------------------------------------------------------------------------------------------------------
      L                           -     2,164,085,362                2,164,085,362                    369,816
      ----------------------------------------------------------------------------------------------------------------------
      TOTAL                       -     8,787,732,965        -       6,623,647,603   2,164,085,362  1,501,717         -
      ----------------------------------------------------------------------------------------------------------------------

      TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
                    8,787,732,965

      SHARES REPRESENTED BY:

      CPO's :   THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
      UNITS :
      ADRS's :
      GDRS's :
      ADS's :
      GDS's :   TWENTY CPO's



                                                      REPURCHASED OWN SHARES

                             NUMBER OF                          MARKET VALUE OF THE SHARE
                SERIES        SHARES                    AT REPURCHASE                   AT QUARTER
                -----------------------------------------------------------------------------------

                    A        430,307,554                      6.35934                    8.81628
                    D         75,463,734                      6.35934                    8.81628
                    L         75,463,734                      6.35934                    8.81628


                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA              QUARTER:       1         YEAR:   2004
GRUPO TELEVISA, S.A.                                               CONSOLIDATED
                                                                 Final Printing
-------------------------------------------------------------------------------

THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                            9,468,547,959
REPURCHASED                                                        (680,814,994)
                                                              -----------------
                                                                  8,787,732,965
OUTSTANDING                                                   =================


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                          192,663,300
REPURCHASE OF SERIES "A" SHARES (ESPECIAL PURPOSE TRUST)            430,307,554
SHARES ACQUIRED BY TELEVISA, S.A. DE C.V.                           511,765,937
RESALE OF SHARES                                                        (42,000)
CANCELATION OF SHARES                                              (404,725,037)
SALE UNDER THE STOCK OPTION PLAN                                    (49,154,760)
                                                              -----------------
                                                                    680,814,994
                                                              =================

       NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
                         AT QUARTER ARE HISTORICAL.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR WHICH CONTAINS ANY INFORMATION THAT MAY BE MISLEADING TO INVESTORS.









-----------------------------          ------------------------------
  EMILIO AZCARRAGA JEAN                    SALVI FOLCH VIADERO
 PRESIDENT AND CHIEF EXECUTIVE            CHIEF FINANCIAL OFFICER
         OFFICER



                        MEXICO, D.F., APRIL 28, 2004

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                      QUARTER: 1        YEAR:  2004
GRUPO TELEVISA, S.A.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

                                  ANNEX 1
                                                                  CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------
MEXICO CITY, D.F., APRIL 28, 2004 -- GRUPO TELEVISA,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE FIRST QUARTER 2004. THE RESULTS ARE IN MILLIONS OF MEXICAN PESOS, HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED TO PESOS IN PURCHASING POWER AS OF MARCH
31, 2004.

NET SALES

NET SALES FOR THE FIRST QUARTER OF 2004 REACHED PS.5,230.8 MILLION, A 4.3% INCREASE COMPARED TO PS.5,015.4 MILLION FROM LAST YEAR'S FIRST QUARTER. THIS INCREASE WAS DRIVEN BY HIGHER REVENUES IN THE TELEVISION BROADCASTING, PUBLISHING DISTRIBUTION, OTHER BUSINESSES, CABLE TELEVISION, PROGRAMMING FOR PAY TELEVISION AND PUBLISHING SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER REVENUES IN THE PROGRAM LICENSING AND RADIO SEGMENTS.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.

CONSOLIDATED  EBITDA  INCREASED  10.4% TO  PS.1,500.8  MILLION IN THE FIRST
QUARTER OF 2004 FROM PS.1,359.9 MILLION REPORTED IN THE SAME PERIOD OF 2003. CONSOLIDATED EBITDA MARGIN INCREASED TO A FIRST-QUARTER RECORD OF 28.7% FROM 27.1% IN THE SAME PERIOD OF 2003. ADDITIONALLY, OPERATING INCOME INCREASED 20.1% TO PS.1,160.3 MILLION IN THE FIRST QUARTER OF 2004 FROM PS.966.1 MILLION REPORTED IN THE SAME PERIOD OF 2003. THESE INCREASES PRIMARILY RESULTED FROM REVENUE GROWTH, AND WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.340.5 MILLION AND PS.393.8 MILLION IN THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY.

NET INCOME

THE COMPANY GENERATED NET INCOME OF PS.472.0 MILLION IN THE FIRST QUARTER OF 2004 COMPARED TO NET INCOME OF PS.260.6 MILLION IN LAST YEAR'S FIRST QUARTER. THE NET INCREASE OF PS.211.4 MILLION REFLECTED PRIMARILY A PS.194.2 MILLION INCREASE IN OPERATING INCOME; A PS.39.0 MILLION DECREASE IN OTHER EXPENSE-NET; A PS.32.9 MILLION DECREASE IN INCOME TAXES; AND A
PS.172.8 MILLION INCREASE IN EQUITY IN RESULTS FROM AFFILIATES. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY A PS.180.3 MILLION INCREASE IN INTEGRAL COST OF FINANCING AND A PS.46.4 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES.

RESULTS BY BUSINESS SEGMENTS

TELEVISION BROADCASTING

THE INCREASE OF 4.3% IN TELEVISION BROADCASTING SALES (PS.3,194.0 MILLION AND PS.3,062.0 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS MAINLY ATTRIBUTABLE TO AN INCREASE IN ADVERTISING TIME SOLD AND AN INCREASE OF 8.4% IN LOCAL SALES DRIVEN BY CHANNEL 4TV, OUR LOCAL CHANNEL IN MEXICO CITY. EXCLUDING THE POLITICAL ADVERTISING RECEIVED DURING THE FIRST QUARTER OF LAST YEAR, TELEVISION BROADCASTING SALES INCREASED 9.9%.

TELEVISION BROADCASTING EBITDA INCREASED 15.0% TO PS.1,268.6 MILLION IN THE FIRST QUARTER OF 2004 FROM PS.1,103.3 MILLION REPORTED IN THE SAME PERIOD OF 2003, AND OPERATING INCOME ROSE 20.9% (PS.1,023.7 MILLION AND PS.846.9 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY). THESE
INCREASES REFLECT HIGHER SALES, A 1.8% REDUCTION IN COST OF SALES, AND A 1.1% DECREASE IN OPERATING EXPENSES.

PROGRAMMING FOR PAY TELEVISION

THE 3.6% INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES (PS.168.4 MILLION AND PS.162.6 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), RESULTED FROM HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS

IN MEXICO, AND WAS PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN LATIN AMERICA.

OPERATING INCOME INCREASED 63.1% (PS.39.3 MILLION AND PS.24.1 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES, AND WAS PARTIALLY OFFSET BY HIGHER SIGNAL COSTS.

PROGRAMMING LICENSING

THE 2.3% DECREASE IN PROGRAMMING LICENSING SALES (PS.414.3 MILLION AND PS.423.9 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), IS ATTRIBUTABLE TO LOWER EXPORT SALES IN EUROPE AND ASIA, AS WELL AS BY A NEGATIVE TRANSLATION EFFECT OF FOREIGN CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.11.7 MILLION. THIS DECREASE WAS PARTIALLY OFFSET BY AN 8.7% INCREASE IN ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$22.9 MILLION AND HIGHER EXPORT SALES TO LATIN AMERICA.

OPERATING INCOME DECREASED 4.0% (PS.122.2 MILLION AND PS.127.3 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING LOWER SALES AND A MARGINAL INCREASE IN COST OF SALES, PARTIALLY OFFSET BY A DECREASE IN OPERATING EXPENSES.

PUBLISHING

THE 3.8% INCREASE IN PUBLISHING SALES (PS.370.9 MILLION AND PS.357.2 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER ADVERTISING PAGES SOLD IN MEXICO AND ABROAD. THIS INCREASE WAS PARTIALLY OFFSET BY A DECREASE IN THE NUMBER OF MAGAZINES SOLD IN MEXICO.

PUBLISHING OPERATING INCOME DECREASED MARGINALLY (PS.25.3 MILLION AND PS.25.4 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING HIGHER OPERATING EXPENSES AND DEPRECIATION AND AMORTIZATION COSTS THAT WERE PARTIALLY OFFSET BY HIGHER SALES AND A REDUCTION IN COST OF SALES.

PUBLISHING DISTRIBUTION

PUBLISHING DISTRIBUTION SALES INCREASED BY 16.6% (PS.445.1 MILLION AND PS.381.6 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO HIGHER DISTRIBUTION SALES ABROAD PARTIALLY OFFSET BY LOWER CIRCULATION OF MAGAZINES IN MEXICO PUBLISHED BY THIRD PARTIES.

OPERATING LOSS INCREASED TO PS.8.6 MILLION IN THE FIRST QUARTER OF 2004 FROM OPERATING LOSS OF PS.3.7 MILLION IN LAST YEAR'S FIRST QUARTER, DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

CABLE TELEVISION

AFTER NINE CONSECUTIVE QUARTERS OF SUBSCRIBER LOSSES, CABLEVISION ADDED 1,500 NEW SUBSCRIBERS DURING THE FIRST QUARTER REACHING A TOTAL OF 365,900 GROSS ACTIVE SUBSCRIBERS, OF WHICH OVER 68,000 ARE DIGITAL SUBSCRIBERS. SALES INCREASED 7.6% (PS.269.6 MILLION AND PS.250.6 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING MAINLY THE POSITIVE EFFECT OF THE ELIMINATION OF THE EXCISE TAX ON TELECOMMUNICATION SERVICES.

OPERATING INCOME INCREASED 24.9% (PS.38.1 MILLION AND PS.30.5 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO HIGHER SALES AND LOWER COST OF SALES THAT WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

RADIO

RADIO SALES DECREASED 9.0% (PS.52.8 MILLION AND PS.58.0 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO LOWER ADVERTISING TIME SOLD, REFLECTING THE ABSENCE OF POLITICAL ADVERTISING RECEIVED DURING THE FIRST QUARTER OF 2003.

OPERATING LOSS INCREASED TO PS.7.1 MILLION IN THE FIRST QUARTER OF 2004 COMPARED WITH AN OPERATING LOSS OF PS.2.5 MILLION IN THE FIRST QUARTER OF 2003, ATTRIBUTABLE TO LOWER SALES, AND WAS PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

OTHER BUSINESSES' SALES INCREASED 8.5% (PS.351.9 MILLION AND PS.324.2 MILLION FOR THE FIRST QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO HIGHER SALES IN THE DISTRIBUTION OF FEATURE FILMS AND SPORT BUSINESSES, WHICH WERE PARTIALLY OFFSET BY LOWER SALES IN THE INTERNET PORTAL BUSINESS.

OPERATING LOSS DECREASED TO PS.39.1 MILLION FROM A LOSS OF PS.62.3 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE WAS LED BY HIGHER REVENUES AND LOWER DEPRECIATION AND AMORTIZATION COSTS, AND WAS PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER OF 2004 AND 2003, AMOUNTED TO PS.82.1 MILLION AND PS.85.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE FIRST QUARTER OF 2004 AND 2003, AMOUNTED TO PS.32.1 MILLION AND PS.31.8 MILLION, RESPECTIVELY.

SKY

INNOVA, S. DE R.L. DE C.V., A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA, IS THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

- AS OF MARCH 31, 2004, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 886,100, INCLUDING 50,200 COMMERCIAL SUBSCRIBERS. THIS REPRESENTS A 13.6% INCREASE FROM 779,700, INCLUDING 41,400 COMMERCIAL SUBSCRIBERS REGISTERED AS OF MARCH 31, 2003, OR AN INCREASE OF APPROXIMATELY 106,400 GROSS ACTIVE SUBSCRIBERS.
- NET REVENUES INCREASED 19.1% TO PS.1,093.1 MILLION IN THE FIRST QUARTER OF 2004 COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS INCREASE REFLECTS THE SUBSCRIBER GROWTH, THE ELIMINATION OF THE 10% EXCISE TAX ON TELECOMMUNICATIONS SERVICES AND ADDITIONAL PAY-PER-VIEW REVENUES RELATED TO SPECIAL EVENTS.
- EBITDA INCREASED 42.6% IN THE FIRST QUARTER OF 2004 TO PS.387.1 MILLION COMPARED WITH THE FIRST QUARTER OF 2003. AS A RESULT, EBITDA MARGIN INCREASED TO A RECORD OF 35.4% FROM 29.6% REPORTED IN THE FIRST QUARTER OF LAST YEAR.
-  EBIT INCREASED 213.4% TO PS.196.3 MILLION IN THE FIRST QUARTER OF 2004.
- INNOVA REPORTED A NET INCOME OF PS.147.0 MILLION IN THE FIRST QUARTER OF 2004 COMPARED TO A NET LOSS OF PS.388.5 MILLION IN LAST YEAR'S
   COMPARABLE PERIOD. THIS POSITIVE RESULT REFLECTS HIGHER OPERATING INCOME, LOWER INTEREST EXPENSE AND A POSITIVE FOREIGN EXCHANGE RESULT.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING INCREASED BY PS.180.3 MILLION, OR 95.4%, TO PS.369.3 MILLION IN THE FIRST QUARTER OF 2004 FROM PS.189.0 MILLION IN THE FIRST QUARTER OF 2003. THIS INCREASE REFLECTS THREE PRIMARY FACTORS: I) AN UNFAVORABLE PS.239.5 MILLION HEDGE EFFECT ON THE U.S.$600 MILLION LONG-TERM DEBT HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION IN THE FIRST QUARTER OF 2004 COMPARED TO A FAVORABLE HEDGED EFFECT IN THE FIRST QUARTER OF 2003, DRIVEN BY A 0.45% APPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR DURING THE FIRST QUARTER OF 2004, COMPARED TO A 3.13% DEPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR DURING THE FIRST QUARTER OF 2003; II) A PS.64.2 MILLION INCREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A HIGHER NET MONETARY ASSET POSITION DURING THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003; AND
III) A PS.21.7 MILLION DECREASE IN INTEREST INCOME IN THE FIRST QUARTER OF 2004 COMPARED TO LAST YEAR'S FIRST QUARTER REFLECTING INNOVA'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL OF THE AMOUNTS DUE TO THE COMPANY IN CONNECTION WITH CERTAIN FINANCING PROVIDED BY THE COMPANY, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.136.9 MILLION FAVORABLE CHANGE RESULTING FROM A NET FOREIGN EXCHANGE GAIN DUE TO THE MEXICAN PESO APPRECIATION DURING THE FIRST QUARTER OF 2004 COMPARED TO A NET FOREIGN EXCHANGE LOSS DUE TO THE MEXICAN PESO DEPRECIATION IN THE FIRST QUARTER OF 2003; AND A PS.8.2 MILLION DECREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A MARGINAL REDUCTION IN THE AVERAGE AMOUNT OF TOTAL DEBT DURING THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT AS INFLATION INCREASED 1.57% DURING THE FIRST QUARTER OF 2004 COMPARED TO 1.32% IN THE FIRST QUARTER OF 2003.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.46.4 MILLION, OR 85.0%, TO PS.101.0 MILLION FOR THE FIRST QUARTER OF 2004 COMPARED TO PS.54.6 MILLION FOR THE FIRST QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS HIGHER RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS FOR THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003.

OTHER EXPENSE-NET

OTHER EXPENSE DECREASED BY PS.39.0 MILLION, OR 24.2%, TO PS.121.9 MILLION FOR THE FIRST QUARTER OF 2004 COMPARED TO PS.160.9 MILLION FOR THE FIRST QUARTER OF 2003. THIS DECREASE PRIMARILY REFLECTS A REDUCTION IN AMORTIZATION OF GOODWILL AS THE COMPANY CEASED AMORTIZING THIS INTANGIBLE ASSET BEGINNING JANUARY 1, 2004, IN ACCORDANCE WITH BULLETIN B-7 RELATED TO BUSINESS ACQUISITIONS. THIS WAS PARTIALLY OFFSET BY A DECREASE IN OTHER NON-OPERATING INCOME FOR THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003.

INCOME TAX AND ASSETS TAX

THE EFFECTIVE INCOME TAX RATE DECREASED IN THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003, PRIMARILY AS A RESULT OF A LOWER THAN EXPECTED EFFECTIVE INCOME TAX RATE FOR 2004 COMPARED TO THAT EXPECTED FOR 2003 AT THE END OF THE FIRST QUARTER OF LAST YEAR.

EQUITY IN RESULTS OF AFFILIATES

EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.172.8 MILLION TO AN EQUITY INCOME OF PS.44.5 MILLION FOR THE FIRST QUARTER OF 2004 FROM AN EQUITY LOSS OF PS.128.3 MILLION IN THE FIRST QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS A REDUCTION IN THE LIABILITY POSITION OF INNOVA AND SKY MULTI-COUNTRY PARTNERS IN THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003, PRIMARILY AS A RESULT OF THE APPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR IN THE FIRST QUARTER OF 2004 VERSUS A DEPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR IN THE SAME PERIOD OF 2003, AS WELL AS AN INCREASE IN THE EQUITY INCOME OF UNIVISION IN THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE FIRST QUARTER OF 2004, THE COMPANY INVESTED APPROXIMATELY U.S.$12.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$4.7 MILLION IS RELATED TO THE CABLE TELEVISION SEGMENT. ADDITIONALLY, THE COMPANY INVESTED APPROXIMATELY U.S.$6.3 MILLION IN LONG-TERM LOANS TO ITS LATIN AMERICAN DTH JOINT-VENTURES, AND U.S.$1.0 MILLION IN CAPITAL CONTRIBUTIONS TO "TUTV," A 50% JOINT VENTURE WITH UNIVISION FOR DISTRIBUTION OF THE COMPANY'S PAY-TELEVISION CHANNELS IN THE UNITED STATES.

DEBT

AS OF MARCH 31, 2004, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS.14,705.0 MILLION, AND ITS SHORT-TERM DEBT WAS PS.248.5 MILLION COMPARED TO PS.14,201.4 MILLION AND PS.1,334.9 MILLION, RESPECTIVELY, AS OF MARCH 31, 2003.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE FIRST QUARTER OF 2004 TELEVISA CONTINUES TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69.8%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.1%.

OUTLOOK FOR 2004

DURING THE SECOND QUARTER OF 2004, WE WILL FACE A DIFFICULT COMPARISON DUE TO THE ABSENCE OF THE SUBSTANTIAL AMOUNT OF POLITICAL ADVERTISING THAT WE RECEIVED LAST YEAR. HOWEVER, FOR THE FULL YEAR 2004, WE BELIEVE THAT OUR 2004 UP-FRONT SALES, OUR FIRST QUARTER RESULTS, THE CURRENT ADVERTISING MOMENTUM, AND THE SPECIAL EVENTS SCHEDULED IN THE CALENDAR FOR THIS YEAR, WILL ALLOW US TO MAKE UP THE POLITICAL ADVERTISING SHORTFALL AND ACHIEVE A MARGINAL REVENUE INCREASE IN OUR TELEVISION BROADCASTING BUSINESS. IN ADDITION, WE EXPECT TO KEEP CONSOLIDATED COST AND EXPENSES FLAT THROUGHOUT THE YEAR, WHICH SHOULD ALLOW US TO MAINTAIN OUR TELEVISION BROADCASTING AND CONSOLIDATED EBITDA MARGINS AT 2003 LEVELS.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER:  1        YEAR:  2004
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF MARCH 31, 2004, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)


1. ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF MARCH 31, 2004 AND 2003, AND FOR THE THREE MONTHS ENDED ON THOSE
DATES,  ARE  UNAUDITED.  IN THE  OPINION  OF  MANAGEMENT,  ALL  ADJUSTMENTS
(CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2004, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

     EFFECTIVE JANUARY 1, 2004, GOODWILL IS DEEMED BY THE GROUP AS AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIVE, AND ACCORDINGLY, CEASED BEING AMORTIZED AFTER DECEMBER 31, 2003. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.


2. PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:


                                                  2004                     2003
                               ------------------------  ----------------------
                                Ps.           7,284,060   Ps.         6,891,735
BUILDING IMPROVEMENTS                         1,659,146               1,705,585
TECHNICAL EQUIPMENT                          11,396,782              10,408,647
FURNITURE AND FIXTURES                          579,733                 556,057
TRANSPORTATION EQUIPMENT                      1,069,161               1,019,142
COMPUTER EQUIPMENT                              941,782                 831,103
                               ------------------------  ----------------------
                                             22,930,664              21,412,269
ACCUMULATED DEPRECIATION                    (11,575,115)            (10,080,965)
                               ------------------------  ----------------------
                                             11,355,549              11,331,304
LAND                                          3,585,860               3,650,107
CONSTRUCTION IN PROGRESS                        638,767               1,143,844
                               ------------------------  ----------------------
                               Ps.           15,580,176   Ps.        16,125,255
                               ========================  ======================

     DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003, WAS PS.289,833 AND PS.305,875, RESPECTIVELY.


3. LONG-TERM DEBT SECURITIES:

     AS OF MARCH 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                                 2004                                    2003
                                                   -------------------------------------  -----------------------------------
                                                    U.S. DOLLAR                            U.S. DOLLAR
                                                     PRINCIPAL                              PRINCIPAL
                                                      AMOUNTS                MEXICAN         AMOUNTS              MEXICAN
                                                    (THOUSANDS)               PESOS        (THOUSANDS)             PESOS
                                                   ---------------  --------------------  ---------------  ------------------
11.375%  SERIES "A"  SENIOR  NOTES DUE 2003
   (SEE NOTE 13)                                       $        -      Ps.            -       $   68,847    Ps.      774,431
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006
   (A)                                                      5,343                59,703            5,343              60,102
8.625% SENIOR NOTES DUE 2005 (B)                          200,000             2,234,800          200,000           2,249,715
8.000% SENIOR NOTES DUE 2011 (C)                          300,000             3,352,200          300,000           3,374,573
8.500% SENIOR NOTES DUE 2032 (D)                          300,000             3,352,200          300,000           3,374,573
                                                   ---------------  --------------------  ---------------  ------------------
                                                       $  805,343             8,998,903       $  874,190           9,833,394
                                                   ===============                        ===============
UDI-DENOMINATED NOTES DUE 2007 (E)                                            3,701,665                            3,693,469
                                                                    --------------------                   ------------------
                                                                       Ps.   12,700,568                     Ps.   13,526,863
                                                                    ====================                   ==================


(A)  INTEREST ON THE SERIES "B" SENIOR NOTES,  INCLUDING ADDITIONAL AMOUNTS
     PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER
     ANNUM, AND IS PAYABLE  SEMI-ANNUALLY.  THESE SECURITIES ARE UNSECURED,
     UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF
     PAYMENT  WITH  ALL  EXISTING  AND  FUTURE  UNSECURED,   UNSUBORDINATED
     OBLIGATIONS OF THE COMPANY,  AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL
     FUTURE SUBORDINATED  INDEBTEDNESS OF THE COMPANY,  AND ARE EFFECTIVELY
     SUBORDINATED  TO ALL EXISTING AND FUTURE  LIABILITIES OF THE COMPANY'S
     SUBSIDIARIES.

(B)  INTEREST ON THESE SENIOR NOTES,  INCLUDING  ADDITIONAL AMOUNTS PAYABLE
     IN RESPECT OF CERTAIN MEXICAN  WITHHOLDING  TAXES, IS 9.07% PER ANNUM,
     AND IS PAYABLE SEMI-ANNUALLY.

(C)  INTEREST ON THESE  SENIOR  NOTES,  INCLUDING  ADDITIONAL  AMOUNTS

     PAYABLE IN RESPECT OF CERTAIN MEXICAN  WITHHOLDING TAXES, IS 8.41% PER
     ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D)  INTEREST ON THESE SENIOR NOTES,  INCLUDING  ADDITIONAL AMOUNTS PAYABLE
     IN RESPECT OF CERTAIN MEXICAN  WITHHOLDING  TAXES, IS 8.94% PER ANNUM,
     AND IS PAYABLE SEMI-ANNUALLY.

(E)  NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION"
     OR  "UDIS")  FOR  A  NOMINAL  AMOUNT  OF  PS.3,000,000,   REPRESENTING
     1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY
     IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE
     AS OF MARCH 31, 2004 AND 2003 INCLUDES  RESTATEMENT  OF PS.701,665 AND
     PS.566,548,  RESPECTIVELY.  THE UDI VALUE AS OF MARCH 31, 2004, WAS OF
     PS. 3.408507 PER ONE UDI.



THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.


     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS ) (SEE NOTE 7).


4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2004. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.302,000 PLUS PENALTIES AND SURCHARGES (A GROSS AMOUNT OF APPROXIMATELY PS.960,700). THE CLAIM, WHICH RELATES TO AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1994, WAS ORIGINALLY BROUGHT BY THE MEXICAN TAX
AUTHORITY IN 1999, BUT WAS DISMISSED IN 2002 ON PROCEDURAL GROUNDS. THE COMPANY BELIEVES THAT THIS CLAIM IS WITHOUT MERIT, AND INTENDS TO VIGOROUSLY DEFEND THIS CLAIM, ALTHOUGH NO ASSURANCES CAN BE GIVEN AS TO THE OUTCOME OF THIS DISPUTE.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5. STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF MARCH 31,  IS  ANALYZED  AS
FOLLOWS:

                                                                    2004                                 2003
                                                     -----------------------------------  ------------------------------------
                                                      NOMINAL PESOS     RESTATED PESOS       NOMINAL PESOS     RESTATED PESOS
                                                     ---------------  ------------------  ------------------  ---------------

CAPITAL STOCK                                         Ps. 1,501,717    Ps.    7,736,620     Ps.   1,506,426    Ps.  7,752,624
ADDITIONAL PAID-IN CAPITAL                                3,841,793           3,936,121             191,413           228,561
LEGAL RESERVE                                               622,401           1,289,372             585,509         1,250,412
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,367,759           2,577,071         5,701,872
UNAPPROPRIATED EARNINGS FROM PRIOR
    YEARS                                                10,288,617          18,205,861          7,278,906         15,172,710
RESULTS FROM REPURCHASE OF SHARES                        (6,482,376)         (7,244,664)         (2,931,168)       (3,637,290)
OTHER ACCUMULATED RESULTS                                     2,880              12,297               2,880            12,297
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF ASSOCIATES       3,467,848           3,676,725             582,008           745,722
CUMULATIVE EFFECT OF DEFERRED TAXES                      (2,197,681)         (2,790,661)         (2,197,681)      (2,790,661)
NET INCOME FOR THE PERIOD                                        --             472,041             250,079           260,659
DEFICIT FROM RESTATEMENT                                         --          (3,542,731)                 --        (3,181,535)
                                                                        ----------------                         -------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                                     Ps.  27,118,740                         Ps.21,515,371
                                                                      ==================                      ================

     IN DECEMBER 2003 THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS. 4,086,398 BY ISSUING 430,307,554, SERIES "A" SHARES, AS A RESULT OF THIS CAPITAL INCREASE, THE COMPANY RECOGNIZED AN ADDITIONAL PAID-CAPITAL OF PS.3,707,560. THE 430,307,554 SERIES "A" SHARES ACQUIRED IN DECEMBER 2003 BY A COMPANY'S TRUST TO IMPLEMENT A COMPANY'S LONG-TERM RETENTION PLAN FOR PARTICIPANT EMPLOYEES.


     ON APRIL 30, 2003, THE COMPANY'S STOCKHOLDERS APPROVED (I) A PAYMENT OF DIVIDENDS FOR A NOMINAL AMOUNT OF PS.550,000, WHICH WERE PAID ON JUNE 30, 2003 AS FOLLOWS: A DIVIDEND OF PS.0.18936541 PER CPO AND A DIVIDEND OF PS.0.05260150265 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO UNIT); AND
(II) THE CANCELLATION OF 33,131,712 SHARES OF CAPITAL STOCK IN THE FORM OF 11,043,904 CPOS, WHICH WERE PART OF THE REPURCHASES OF SHARES MADE BY THE COMPANY'S SHAREHOLDERS APPROVED THE CANCELLATION OF 61,671,000 SHARES OF CAPITAL STOCK IN THE FORM OF 20,557,000 CPOS, WHICH WERE REPURCHASES OF SHARES MADE BY THE COMPANY FROM MAY THROUGH DECEMBER 2003.

     AS OF MARCH 31, 2004 AND 2003, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.599,382 (NOMINAL PS.116,343) AND PS.279,744 (NOMINAL PS.54,300), RESPECTIVELY.

     AT MARCH 31, 2004, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:


                                  AUTHORIZED
SHARES                            AND ISSUED             REPURCHASED (*)            OUTSTANDING
--------------------------   ----------------------  ------------------------  ----------------------
SERIES "A"                      4,989,449,767               529,887,526           4,459,562,241
SERIES "L"                      2,239,549,096                75,463,734           2,164,085,362
SERIES "D"                      2,239,549,096                75,463,734           2,164,085,362
                             ----------------------  ------------------------  ----------------------
                                9,468,547,959               680,814,994           8,787,732,965
                             ======================  ========================  ======================

(*) SHARES REPURCHASED INCLUDE 226,391,202 SHARES IN THE FORM OF 75,463,734
CPOS AND ADDITIONAL  24,116,238 SERIES "A" SHARES (NOT IN THE FORM OF CPOS)
THAT  ARE  BENEFITIALLY   OWNED  BY  ONE  OF  THE  COMPANY'S   WHOLLY-OWNED
SUBSIDIARIES.  AS WELL AS 430,307,554 SERIES "A" SHARES (NOT IN THE FORM OF
CPOS) THAT ARE HELD BY A COMPANY'S TRUST.


6. REPURCHASE OF SHARES:

     AS OF MARCH 31, 2004, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,720,041, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND 2003 FOR AN AMOUNT OF PS.276,305, PS.617,651 AND PS.458,326, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO
STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     THE 680,814,994 SHARES REPURCHASED AND HELD BY THE GROUP AS OF MARCH 31, 2004, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS
FOLLOWS:



                                                                  SHARES                 SHARES OWNED
                                                              ACQUIRED BY A                  BY ONE               SHARES
                                                                COMPANY'S                  COMPANY'S              REPURCHASED
STOCKHOLDERS' EQUITY                                              TRUST                   SUBSIDIARY              BY THE GROUP
-------------------------------------------------------------------------------  ----------------------    ---------------------

CAPITAL STOCK                                            Ps.      378,838            Ps.    220,544           Ps.      599,382

UNAPPROPRIATED EARNINGS                                         3,707,560                 1,862,273                  5,569,833
                                                         ----------------------  ----------------------    ---------------------
TOTAL                                                    Ps.    4,086,398            Ps.  2,082,817           Ps.    6,169,215
                                                         =====================   =======================   =====================

     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MILLION OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003 UNDER THIS REPURCHASE PROGRAM, AND FROM JANUARY 1, THROUGH MARCH 31, 2004, THE COMPANY HAD REPURCHASED 94,812,300 SHARES IN THE FORM OF 31,604,100 CPOS FOR PS.541,260 (PS.520,260 NOMINAL), AND RESOLD 12,000 SHARES IN THE FORM OF 4,000 CPOS FOR PS.97.

     IN THE THIRD QUARTER OF 2003, AND FIRST QUARTER OF 2004, THE GROUP SOLD 15,000,000 AND 34,154,760 SHARES OF THE COMPANY, RESPECTIVELY, IN THE FORM OF 5,000,000 AND 11,384,920 CPOS, RESPECTIVELY, FOR AN AMOUNT OF PS.72,822 AND PS.162,925, RESPECTIVELY, IN CONNECTION WITH ITS STOCK OPTION PLAN.

7. INTEGRAL COST OF FINANCING:

     INTEGRAL  COST OF  FINANCING  FOR THE  THREE  MONTHS  ENDED  MARCH 31,
CONSISTED OF:

                                                       2004                2003
                                          ------------------  -----------------

INTEREST EXPENSE (1)                          Ps.    354,790       Ps.  363,013
INTEREST INCOME                                     (151,591)          (173,324)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)                  7,360            (95,198)
LOSS FROM MONETARY POSITION (3)                      158,733             94,470
                                           ------------------  -----------------
                                              Ps.    369,292       Ps.  188,961
                                           ==================  =================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.61,604 AND PS.42,210 IN 2004 AND 2003, RESPECTIVELY.
(2) NET OF THE LOSS OF PS.31,664 IN 2004 AND THE GAIN OF PS.207,815 IN 2003 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2004 AND 2003 OF PS.59,010 AND PS.55,547, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:


                                                2004                 2003
                                        -----------------   ----------------
ASSETS:
ACCRUED LIABILITIES                     Ps.    524,615       Ps.     658,574
GOODWILL                                       833,197               888,410
TAX LOSS CARRYFORWARDS                         856,810               297,863
ALLOWANCE FOR DOUBTFUL ACCOUNTS                370,439               311,045
CUSTOMER ADVANCES                            1,564,020             1,302,921
                                        -----------------   -----------------
                                             4,149,081             3,458,813
                                        -----------------   -----------------

LIABILITIES:
INVENTORIES                                 (1,452,200)           (1,775,522)
PROPERTY, PLANT AND EQUIPMENT - NET         (1,257,968)           (1,198,553)
OTHER ITEMS                                   (347,930)             (474,480)
INNOVA                                      (1,579,306)           (1,373,549)
                                        -----------------   -----------------
                                            (4,637,404)           (4,822,104)
                                        -----------------   -----------------

DEFERRED-INCOME TAXES OF MEXICAN
  COMPANIES                                   (488,323)           (1,363,291)
DEFERRED TAX OF FOREIGN SUBSIDIARIES          (370,984)             (371,345)
ASSETS TAX                                   1,855,702             1,610,475
VALUATION ALLOWANCE                         (2,262,613)           (2,061,384)
                                        -----------------   -----------------
DEFERRED INCOME TAX LIABILITY               (1,266,218)           (2,185,545)
EFFECT ON CHANGE OF INCOME TAX RATES            88,779               280,358
                                        -----------------   -----------------
DEFERRED TAX LIABILITY OF               Ps. (1,177,439)      Ps.  (1,905,187)
  CONTINUING OPERATIONS                 =================   ==================


9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003.


12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2004, ARE AS FOLLOWS:


                               HISTORICAL NET RESULT (1)                                    RESTATED NET RESULT
                               ------------------------                                     -------------------
                                                                      INDEX AT END
        QUARTER               ACCUMULATED            QUARTER            OF PERIOD          ACCUMULATED           QUARTER
------------------------  ---------------------  -----------------  ------------------  ------------------  -------------------
2 (degree)/ 03              P.S.      1,515,190    PS.   1,265,286          104.188       Ps.   1,580,399     Ps.    1,319,740
3 (degree)/ 03                        2,217,022            686,024          105.275             2,288,559              708,160
4 (degree)/ 03                        3,596,603          1,343,339          106.996             3,652,940            1,364,381
1 (degree)/ 04                          472,041            472,041          108.672               472,041              472,041


(1) AS REPORTED IN EACH QUARTER.


13. INFORMATION BY SEGMENTS FOR THREE MONTHS ENDED MARCH 31, 2004 AND 2003, WERE AS FOLLOWS: WERE AS FOLLOWS:

                                            TOTAL REVENUES      INTERSEGMENT       CONSOLIDATED      OPERATING INCOME
                                                                  REVENUES           REVENUES             (LOSS)
                                            ---------------   -----------------  -----------------   ------------------
2004:
TELEVISION BROADCASTING                     PS.  3,194,049    PS.       16,377   PS.    3,177,672    PS.     1,023,762
PROGRAMMING FOR PAY TELEVISION                     168,325              10,918            157,407               39,387
PROGRAMMING LICENSING                              414,380                   -            414,380              122,170
PUBLISHING                                         370,898                  16            370,882               25,272
PUBLISHING DISTRIBUTION                            445,065               1,754            443,311               (8,705)
CABLE TELEVISION                                   269,605                 842            268,763               38,122
RADIO                                               52,776              11,776             41,000               (7,061)
OTHER BUSINESSES                                   397,796              40,426            357,370              (40,488)
ELIMINATIONS AND CORPORATE EXPENSES                (82,109)            (82,109)                 -              (32,149)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          PS.  5,230,785    PS.            -   PS.    5,230,785    PS.     1,160,310
                                            ===============   =================  =================   ==================

2003:
TELEVISION BROADCASTING                     PS.  3,061,993    PS.       15,452   PS.    3,046,541    PS.       846,929
PROGRAMMING FOR PAY TELEVISION                     162,555              14,368            148,187               24,082
PROGRAMMING LICENSING                              423,883                   -            423,883              127,322
PUBLISHING                                         357,209                 147            357,062               25,345
PUBLISHING DISTRIBUTION                            381,619               1,661            379,958               (3,785)
CABLE TELEVISION                                   250,624               1,506            249,118               30,450
RADIO                                               58,002              12,170             45,832               (2,444)
OTHER BUSINESSES                                   405,047              40,250            364,797              (49,976)
ELIMINATIONS AND CORPORATE EXPENSES                (85,554)            (85,554)                 -              (31,782)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          PS.  5,015,378     PS.           -    PS.   5,015,378    PS.       966,141
                                            ===============   =================  =================   ==================


14. SUBSEQUENT EVENT:

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APPROVED, AMONG OTHER MATTERS, A CASH DIVIDEND FOR AN AGGREGATE AMOUNT OF PS.3,850,000, PAYABLE IN MAY 2004, AS WELL AS A SERIES OF TRANSACTIONS TO UNDERTAKE A SHARE RECAPITALIZATION WHICH INCLUDES A 25-FOR-ONE SPLIT OF THE OUTSTANDING COMPANY'S SHARES AND A SHARE DIVIDEND FOR AN AGGREGATE AMOUNT OF PS.906,114.


                             - - - - - - - - -

                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER:       1                 YEAR:   2004
GRUPO TELEVISA, S.A.
                                               RELATION OF SHARES INVESTMENTS

                                                        ANNEX 3                                                   CONSOLIDATED
                                                                                                                FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                                         %                TOTAL AMOUNT
                                                                      NUMBER         OWNERSHIP        (THOUSANDS OF PESOS)
                                                                                                 -----------------------------
                 COMPANY NAME (1)        MAIN ACTIVITIES            OF SHARES           (2)        ACQUISITION       PRESENT
                                                                                                      COST          VALUE (3)
------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

 1   CORPORATIVO VASCO DE QUIROGA,       PROMOTION AND               19,509,544        100.00       1,836,819       1,794,175
     S.A. DE C.V.                        DEVELOPMENT OF
                                         COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.      PROMOTION AND               10,660,871        100.00       1,367,744         560,768
                                         DEVELOPMENT OF
                                         COMPANIES
 3   DTH EUROPA, S.A.                    PROMOTION AND                  465,711         79.95         264,460        (627,167)
                                         DEVELOPMENT OF
                                         COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.        PROMOTION AND              527,908,167        100.00       1,734,960       1,634,341
                                         DEVELOPMENT OF
                                         COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.    PROMOTION AND                1,037,498        100.00         823,582       1,544,940
                                         DEVELOPMENT OF
                                         COMPANIES
 6   FACTUM MAS, S.A. DE C.V.            PROMOTION AND            5,271,100,701        100.00       4,585,127        (376,631)
                                         DEVELOPMENT OF
                                         COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,      DISTRIBUTION OF BOOKS      349,470,905        100.00         822,778         715,129
     S.A. DE C.V.                        AND MAGAZINES
 8   GRUPO RADIOPOLIS, S.A. DE C.V.      PROMOTION AND              418,881,301        100.00         342,274       7,958,998
                                         DEVELOPMENT OF
                                         COMPANIES
 9   PROMO-INDUSTRIAS                    PROMOTION AND                  515,523        100.00             102          59,490
     METROPOLITANAS, S.A. DE C.V.        DEVELOPMENT OF
                                         COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.    COMMERCIALIZATION OF        76,070,313         50.00         764,739         198,703
                                         RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                 MAINTENANCE OF                   1,500        100.00             750             809
                                         PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.  COMMERCIALIZATION OF       160,721,725        100.00      11,901,180      17,602,035
                                         TELEVISION
 13  TELEVISA ARGENTINA, S.A.            COMMERCIAL OPERATION         6,920,920        100.00         115,371          44,748
                                         OF TELEVISION
 14  TELEVISA, S.A. DE C.V.              PRODUCTION AND               6,800,750         36.34       7,555,759       9,057,269
                                         BROADCASTING OF T.V.
                                         PROGRAMMING
 15  TELEVISION INDEPENDIENTE DE         PROMOTION AND               16,997,306         99.96       1,265,724       4,950,571
     MEXICO, S.A. DE C.V.                DEVELOPMENT OF
                                         COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                             1                                       214,747
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                             1                                       391,660
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                             1                                        27,125
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                             1                                        22,065
     FINANCING, 1998

------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                              33,381,369      45,773,775

------------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
 1   ARGOS COMUNICACION, S.A. DE C.V.    OPERATION AND/OR            33,000,000         15.30         137,000          22,506
                                         BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS          PRODUCTION OF                1,735,560         49.00           4,384             740
     DIAMEX, S.A. DE C.V.                ANIMATED CARTOONS
 3   DTH TECHCO PARTNERS                 SERVICES FOR SATELLITE               1         30.00         117,900         157,556
                                         PAY TELEVISION
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,    PUBLISHING AND PRINTING      2,627,050         30.00          26,270          13,912
     S.A. DE C.V.                        OF BOOKS AND
                                         MAGAZINES
 5   ENDEMOL MEXICO, S.A. DE C.V.        COMMERCIALIZATION OF         1,635,000         50.00           1,635           8,278
                                         TELEVISION
                                         PROGRAMMING
 6   EN VIVO ESPECTACULOS, S. DE R.L.    LIVE ENTERTAINMENT IN                2        100.00              25          (4,279)
     DE C.V.                             MEXICO
 7   GRUPO EUROPRODUCCIONES, S.A.        PROMOTION AND                    7,275         30.00          93,407         113,380
                                         DEVELOPMENT OF
                                         COMPANIES
 8   OCESA ENTRETENIMIENTO, S.A. DE      LIVE ENTERTAINMENT IN       14,100,000         40.00       1,095,581         478,709
     C.V.                                MEXICO
 9   SKY LATIN AMERICA PARTNERS          ADMINISTRATIVE SERV.                 1         30.00           1,974          10,584
                                         FOR THE DTH VENTURES
 10  TELEVISORA DEL YAQUI, S.A. DE C.V.  OPERATION AND/OR             4,124,986         15.00             412           6,051
                                         BROADCASTING OF T.V.
 11  TUTV, LLC                           COMMERCIALIZATION OF                 1         50.00          25,752          19,997
                                         TELEVISION PROGRAMMING
 12  UNIVISION COMMUNICATIONS, INC.      BROADCASTING OF T.V.        30,187,534          9.37       5,602,976       5,400,105
                                         SPANISH PROGRAMS

------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATEDS                                                                7,107,316       6,227,539
------------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                      334,890
------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                                         52,336,204
------------------------------------------------------------------------------------------------------------------------------



                                          MEXICAN STOCK EXCHANGE

     STOCK EXCHANGE CODE:  TLEVISA                 ANNEX 5          QUARTER:       1          YEAR:   2004
     GRUPO TELEVISA, S.A.
                                            CREDITS BREAK DOWN
                                           (Thousands of Pesos)
                                                                                              CONSOLIDATED
                                                                                             FINAL PRINTING
------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                                          Denominated
                                                                            In Pesos
                                                                    -------------------------
          Credit Type / Institution            Amortization Rate of   Until 1    More Than
                                                   Date     Interest   Year       1 Year
---------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
SYNDICATED                                     12/21/2006       2.04
BANAMEX, S.A.                                    5/1/2008       8.93     80,000      720,000
BANCA SERFIN, S.A.                              5/15/2006       6.59     64,000       80,000
BANAMEX, S.A.                                   7/24/2004       6.70     76,313
BNP PARIBAS                                     1/20/2009       1.51
BANK OF AMERICA                                 3/31/2010       2.34
SUNTRUST BANK MIAMI, NATIONAL                    4/1/2008       4.53
INBURSA, S.A.                                   11/1/2006       7.15      7,631        9,512
BANCO DE BILBAO VIZCAYA, S.A.                   1/30/2006       5.86
LEASING DE COLOMBIA                             9/23/2006      13.16
LEASING DE OCCIDENTE                            3/19/2005      13.87
SANTANDER CENTRAL HISPANO LEASING, S.A.         1/24/2006      14.74
LEASING DEL VALLE                                2/8/2004      14.42
---------------------------------------------------------------------------------------------
TOTAL BANKS                                                             227,944      809,512
---------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
---------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------
HOLDERS                                         5/13/2006      12.49
HOLDERS                                          8/8/2005       9.07
HOLDERS                                         9/13/2011       8.41
HOLDERS                                         3/11/2032       8.94
UDI DENOMINATED-NOTES                           4/13/2007       8.15               3,701,665
---------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                          -    3,701,665
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------
VARIOUS                                                                 526,171
---------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                         526,171            -
---------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
---------------------------------------------------------------------------------------------
VARIOUS                                                                 973,754       71,103
---------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                       973,754       71,103
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                      1,727,869    4,582,280
---------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
                                                Amortization of Credits in Foreign Currency With National
                                                                Entities (Thousands of $)
                                              --------------------------------------------------------------
                                                                      Time Interval
                                              --------------------------------------------------------------
          Credit Type / Institution            Current   Until 1    Until 2   Until 3   Until 4   Until 5
                                                 Year      Year      Year       Year      Year      Year
------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
SYNDICATED
BANAMEX, S.A.
BANCA SERFIN, S.A.
BANAMEX, S.A.
BNP PARIBAS
BANK OF AMERICA
SUNTRUST BANK MIAMI, NATIONAL
INBURSA, S.A.
BANCO DE BILBAO VIZCAYA, S.A.
LEASING DE COLOMBIA
LEASING DE OCCIDENTE
SANTANDER CENTRAL HISPANO LEASING, S.A.
LEASING DEL VALLE
------------------------------------------------------------------------------------------------------------
TOTAL BANKS
                                                     -         -          -         -         -         -
------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------
HOLDERS
HOLDERS
HOLDERS
HOLDERS
UDI DENOMINATED-NOTES
------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
                                                     -         -          -         -         -         -
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------
VARIOUS                                                  971,624
------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -   971,624         -          -         -         -
------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------
VARIOUS                                                  434,508   526,101
------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                        434,508   526,101
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

                                                     - 1,406,132    526,101         -         -         -
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                                               Amortization of Credits in Foreign Currency With Foreign Entities
                                                                       (Thousands of $)
                                              --------------------------------------------------------------------
                                                                         Time Interval
                                              --------------------------------------------------------------------
          Credit Type / Institution            Current   Until 1     Until 2    Until 3    Until 4     Until 5
                                                 Year      Year       Year        Year      Year        Year
------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
SYNDICATED                                                           446,960    670,440
BANAMEX, S.A.
BANCA SERFIN, S.A.
BANAMEX, S.A.
BNP PARIBAS                                      7,652     2,127       9,791      8,588      6,269       2,188
BANK OF AMERICA                                    420       139         560        560        560      29,183
SUNTRUST BANK MIAMI, NATIONAL                    4,679                 4,470      4,470      4,470       4,364
INBURSA, S.A.
BANCO DE BILBAO VIZCAYA, S.A.                    3,106     1,179       1,010        377
LEASING DE COLOMBIA                                342       111         443        174
LEASING DE OCCIDENTE                               419       285
SANTANDER CENTRAL HISPANO LEASING, S.A.             29         9          64
LEASING DEL VALLE                                   18         4
-------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                     16,665     3,854     463,298    684,609     11,299      35,735
------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------
HOLDERS                                                               59,703
HOLDERS                                                            2,234,800
HOLDERS                                                                                              3,352,200
HOLDERS                                                                                              3,352,200
UDI DENOMINATED-NOTES
-------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                 -         -   2,294,503          0          0   6,704,400
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------
VARIOUS                                                  350,048
-------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -   350,048           -          -          -           -
------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------
VARIOUS                                              -    77,671     102,633
------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                    -    77,671     102,633                                 -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

                                                16,665   431,573   2,860,434    684,609     11,299   6,740,135
------------------------------------------------------------------------------------------------------------------

NOTES

     THE BANCO  NACIONAL DE MEXICO LOAN WAS REFINACED IN JULY 2000, AND THE
     MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED
     IN THIS SCHEDULE.

     THE EXCHANGE  RATES FOR THE CREDITS  DENOMINATED  IN FOREIGN  CURRENCY
     WERE AS FOLLOWS :

                                     $  11.1740    PESOS PER U.S. DOLLAR
                                         0.0041    PESOS PER COLOMBIAN PESO


                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                              QUARTER:       1                        YEAR:   2004
GRUPO TELEVISA, S.A.

                                           MONETARY FOREIGN CURRENCY POSITION
                                                  (Thousands of Pesos)

                                                        ANNEX 6                                                    CONSOLIDATED
                                                                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                           DOLLARS (1)                              OTHER CURRENCIES                TOTAL
                                        ----------------------------------------------------------------------
             TRADE BALANCE                  THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS         OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
--------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                630,807          7,048,637          29,230          326,616         7,375,253
LIABILITIES POSITION                      1,111,871         12,424,046          25,969          290,178        12,714,224
SHORT-TERM LIABILITIES POSITION             143,570          1,604,251          25,720          287,395         1,891,646
LONG-TERM LIABILITIES POSITION              968,301         10,819,795             249            2,783        10,822,578

---------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                (481,064)        (5,375,409)          3,261           36,438       (5,338,971)
---------------------------------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   11.1740   PESOS PER U.S. DOLLAR
                13.9000   PESOS PER EURO
                 3.8531   PESOS PER ARGENTINEAN PESO
                 0.0181   PESOS PER CHILEAN PESO
                 0.0041  PESOS PER COLOMBIAN PESO
                 3.2238  PESOS PER PERUVIAN NUEVO SOL
                 20.6000  PESOS PER POUNDS STERLING
                 11.1740  PESOS PER ECUADORIAN SUCRE

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.



                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                          QUARTER:       1          YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 INTEGRATION AND INCOME
                                          CALCULATION BY MONETARY POSITION (1)
                                                  (Thousands of Pesos)

                                                        ANNEX 7                                                  CONSOLIDATED
                                                                                                               FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                       (ASSET)
                                                                      LIABILITIES                               MONTHLY
                                MONETARY           MONETARY            MONETARY             MONTHLY            (PROFIT)
          MONTH                  ASSETS          LIABILITIES           POSITION            INFLATION           AND LOSS
------------------------------------------------------------------------------------------------------------------------------

JANUARY                        28,435,606        22,176,571           (6,259,035)           0.01           (38,900)

FEBRUARY                       27,713,141        20,084,504           (7,628,637)           0.01           (45,627)

MARCH                          26,256,111        21,431,109           (4,825,002)           0.00           (14,567)

ACTUALIZATION:                                                             -                                  (489)

CAPITALIZATION:                                                            -                                   -

FOREIGN CORP.:                                                             -                                   657

OTHER                                                                      -                               (59,807)

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                     (158,733)
-------------------------------------------------------------------------------------------------------------------------

NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY
              POSITION DERIVED FROM DEFERRED TAXES FOR PS. 59,010 WHICH
              WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN
              ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR
              DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA           QUARTER: 1                  YEAR: 2004
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8

                                                                  CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

------------------------------------------------------------------------------
THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.



------------------------------------------------------------------------------
                    CONVENANT COMPLIANCE REPRESENTATION
------------------------------------------------------------------------------

AT MARCH 31, 2004, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




                --------------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. APRIL 28, 2004

                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                     QUARTER:       1                  YEAR:   2004
GRUPO TELEVISA, S.A.

                                    PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                        ANNEX 9                                                     CONSOLIDATED
                                                                                                                  FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------

             PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                       CAPACITY (1)                (%)
---------------------------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                                            0                       0
CORPORATIVO SANTA FE                      HEADQUARTERS                                                 0                       0
TELEVISA SAN ANGEL                        PRODUCTION AND BROADCASTING PROGRAMMING.                     0                       0
TELEVISA CHAPULTEPEC                      PRODUCTION AND BROADCASTING PROGRAMMING.                     0                       0
REAL ESTATE                               LAND AND UNOCCUPIED, BUILDING,                               0                       0
                                          PARKING LOTS, ADMINISTRATIVE                                 0                       0
                                          OFFICES, RADIO ANTENNAS,                                     0                       0
                                          TELEVISION STATIONS FACILITIES.                              0                       0
TRANSMISSION STATIONS                     BROADCASTER STATIONS.                                        0                       0
PUBLISHING:                                                                                            0                       0
EDITORIALS                                ADMINISTRATION, SALES, PRODUCTION,                           0                       0
                                          STORAGE AND DISTRIBUTION OF                                  0                       0
                                          MAGAZINES AND NEWSPAPERS.                                    0                       0
AUDIO:                                                                                                 0                       0
SISTEMA RADIOPOLIS, S.A. DE C             BROADCASTER STATIONS.                                        0                       0
CABLE TELEVISION:                                                                                      0                       0
CABLEVISION, S.A. DE C.V.                 CABLE TELEVISION, SIGNAL CONDUCTION                          0                       0
                                          AND TRANSMISSION EQUIPMENT.                                  0                       0
OTHER BUSINESSES:                                                                                      0                       0
IMPULSORA DEL DEPORTIVO                   SOCCER, SOCCER TEAMS, TRAINING                               0                       0
NECAXA, S.A. DE C.V. AND CLUB             FACILITIES, ADMINISTRATIVE OFFICES AND                       0                       0
DE FUTBOL AMERICA, S.A. DE C.             THE AZTECA STADIUM.                                          0                       0
COMUNICACIONES MTEL, S.A. DE              NATIONWIDE PAGING.                                           0                       0
AUDIOMASTER 3000, S.A. DE C.V             DUBBING, DUBBING EQUIPMENT AND                               0                       0
                                          STUDIOS, AND ADMINISTRATIVE                                  0                       0
                                          OFFICES.                                                     0                       0
---------------------------------------------------------------------------------------------------------------------------------

NOTES


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                 QUARTER:       1       YEAR:   2004
GRUPO TELEVISA, S.A.

                                                        MAIN RAW MATERIALS

                                                              ANNEX 10                                               CONSOLIDATED
                                                                                                                    Final Printing
----------------------------------------------------------------------------------------------------------------------------------
                                       MAIN                                                MAIN            DOM.          COST
          DOMESTIC                  SUPPLIERS                   FOREIGN                  SUPPLIERS        SUBST.      PRODUCTION
                                                                                                                          (%)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS          CINEMATOGRAFICA
                            CALDERON, S.A.                                                                                    0.11
                            CINEMATOGRAFICA
                            RODRIGUEZ, S.A.                                                                                   0.25
                            CHURUBUSCO, S.A.                                                                                  1.94
                            DISTRIBUIDORA RO
                            MARI, S.A. DE C.V.                                                                                1.36
                            FILMADORA MEXI
                            CANA,S.A.                                                                                         0.21
                            GUIAS, S.A. DE C.V.                                                                               0.79
                            GUSSI, S.A. DE C.V.                                                                               3.07
                            NUVISION, S.A.                                                                                    0.69
                            ORO FILMS,
                            S.A. DE C.V.                                                                                      0.36
                            PELICULAS  RODRI
                            GUEZ, S.A.                                                                                        0.90
                            PELICULAS Y VI
                            DEOS INTERNACIO
                            NALES, S.A.                                                                                       0.17
                            PRODUCCIONES
                            AGUILA,S.A.                                                                                       0.41
                            PRODUCCIONES
                            GONZALO ELVIRA                                                                                    0.20
                            QUALITY FILMS, S.A.                                                                               0.15
                            SECINE, S.A. DE C.V.                                                                              0.24
                            TELE ALIANZA,
                            S.A. DE C.V.                                                                                      0.13
                            OTHER                                                                                             0.64
                                                      PROGRAMS AND FILMS          4KIDS ENTERTAIN-
                                                                                  MENT                      NO                0.28
                                                                                  ABC DISTRIBUTION
                                                                                  COMPANY                   NO                1.04
                                                                                  ALFRED HABER
                                                                                  DISTRIBUTION, INC.        NO                0.52
                                                                                  ALLIANCE
                                                                                  INTERNATIONAL             NO                1.80
                                                                                  AMERICA PRO-
                                                                                  DUCCIONES, S.A.           NO                3.04
                                                                                  BETAFILM GMBH
                                                                                  & CO.                     NO                0.47
                                                                                  BEVERLY HILLS
                                                                                  ENTERTAINMENT             NO                0.56
                                                                                  BKN INTERNA-
                                                                                  CIONAL,INC.               NO                0.25
                                                                                  BUENAVISTA
                                                                                  INTERNATIONAL
                                                                                  INC.                      NO                0.50
                                                                                  CANAL + DA                NO                0.16
                                                                                  CARSEY WERNER
                                                                                  DISTRIBUTION,INC.         NO                0.09
                                                                                  CBS BROADCAST
                                                                                  INTERNATIONAL             NO                2.98
                                                                                  CDC UNITED
                                                                                  NETWORK                   NO                0.15
                                                                                  CINAR FILMS, INC.         NO                0.09
                                                                                  CONSTELLATION
                                                                                  PICTURES, INC.            NO                2.81
                                                                                  CROWN MEDIA
                                                                                  DISTRIBUTION              NO                0.14
                                                                                  DREAMWORKS                NO                0.99
                                                                                  FIREWORKS INTER-
                                                                                  NATIONAL                  NO                0.51
                                                                                  FREMANTLE INTER-
                                                                                  NATIONAL DISTRI-
                                                                                  BUTION, LTD.              NO                0.13
                                                                                  GLOBAL PROGRA-
                                                                                  MMING NETWORK             NO                0.61
                                                                                  GMD GLOBAL
                                                                                  MEDIA DISTRIBU-
                                                                                  TIONS                     NO                0.21
                                                                                  HARMONY GOLD
                                                                                  USA, INC.                 NO                0.42
                                                                                  HEARTS ENTER-
                                                                                  TAINMENT, INC.            NO                1.10
                                                                                  HIT ENTERTAIN-
                                                                                  MENT PLC.                 NO                0.20
                                                                                  INDEPENDENT
                                                                                  INTERNATIONAL
                                                                                  T.V. INC.                 NO                2.76
                                                                                  ITSY BITSY
                                                                                  ENTERTAINMENT             NO                0.40
                                                                                  KUSHNER-LOCKE
                                                                                  INTERNATIONAL             NO                0.43
                                                                                  MATTEL  EURO-
                                                                                  PA, BV.                   NO                0.19
                                                                                  MGM/UA TELECOM
                                                                                  MUNICATIONS, INC.         NO                2.45
                                                                                  MOVIEMEX INTER-
                                                                                  NATIONAL, INC.            NO                0.10
                                                                                  MTV NETWORKS A
                                                                                  DIVISION OF VIACOM
                                                                                  INT.                      NO                1.38
                                                                                  MULTIMEDIA GROUP
                                                                                  OF CANADA                 NO                0.72
                                                                                  NBC INTERNATIONAL         NO                0.13
                                                                                  NEW LATIN IMAGE
                                                                                  CORPORATION               NO                0.20
                                                                                  NGTV INTERNATIO-
                                                                                  NAL, LTD.                 NO                0.14
                                                                                  PARAMOUNT
                                                                                  PICTURES , CORP.          NO                2.75
                                                                                  POKEMON USA,
                                                                                  INC.                      NO                0.20
                                                                                  RCN TELEVISION,
                                                                                  S.A.                      NO                1.13
                                                                                  REPRESENTA-
                                                                                  CIONES DE TELE-
                                                                                  VISION                    NO                0.21
                                                                                  ROSE ENTERTAIN-
                                                                                  MENT, INC.                NO                0.16
                                                                                  RYSHER ENTER
                                                                                  TAINMENT, INC.            NO                0.15
                                                                                  SALSA
                                                                                  DISTRIBUTION              NO                0.29
                                                                                  SALSA ENTER-
                                                                                  TAINMENT,INC.             NO                1.22
                                                                                  SONY CORPORA-
                                                                                  TION OF AMERICA           NO                7.01
                                                                                  TELEVISION FILM
                                                                                  DISTRIBUTION              NO                1.32
                                                                                  TEPUY INTER-
                                                                                  NATIONAL, INC.            NO                0.58
                                                                                  TOEI ANIMATION
                                                                                  CO., LTD                  NO                0.53
                                                                                  TOP ENTERTAINMENT
                                                                                  PRODUCTS, INC.            NO                0.10
                                                                                  TWENTIETH CEN-
                                                                                  TURY FOX, INC.            NO                5.88
                                                                                  UNIVERSAL STUDIOS
                                                                                  INTERNATIONAL, B.V.       NO               11.99
                                                                                  VENTURA FILM
                                                                                  DISTRIBUTORS BV           NO                1.79
                                                                                  WARNER BROS.
                                                                                  INTERNATIONAL
                                                                                  TELEVISION                NO               14.08
                                                                                  WHILAND COMPANY           NO                5.08
                                                                                  WORDLDIVISION
                                                                                  ENTERPRISES, INC.         NO                3.40
                                                                                  XYSTUS, LLC.              NO                0.07
                                                                                  ZACH MOTION
                                                                                  PICTURES,INC.             NO                0.08
                                                                                  OTHER                     NO                2.41
COAXIAL CABLE RG            NACIONAL DE
                            CONDUCTORES,
                            S.A. DE C.V.                                                                                     17.13
COAXIAL CABLE RG            NACIONAL DE
MAYA 60                     CONDUCTORES,
                            S.A. DE C.V.                                                                                      0.02
SINGLE  TELEGRIP            CORPODISENO DE
                            HERRAJES, S.A.                                                                                    0.01
IDENTIFICATION PLAQUE       RIVANDI, S.A. DE C.V.                                                                             0.01
                                                      HILTI  BOLT                 HILTI  MEXICANA,
                                                                                  S.A. DE C.V.              NO                0.05
                                                      SWITCH                      CABLENETWORK
                                                                                  MEXICO                    NO                0.02
                                                      SWITCH                      DISTRIBUIDORA Y
                                                                                  COMERCIALIZADORA          YES               0.51
                                                      TWO OUTLET DEVICE AC 200    TVC CORPORATION           YES               0.03
                                                      DECODER                     MOTOROLA, INC.            NO               42.86
COUCHE PAPER                PAPELERA MOHGA-
                            BBA, S.A.                                                                                         0.53
                            SUMINISTROS Y
                            SERVICIOS BROM                                                                                    0.44
                            PRESENTACIONES
                            MREAL                                                                                             0.07
                                                      COUCHE PAPER                BOWARWE,
                                                                                  INC.                      YES               0.25
                                                                                  STORAM ENSON              YES              10.45
                                                                                  UPM KYMMENE SEAS          YES               2.23
                                                                                  BULKLEY DUNKE             YES               1.01
                                                                                  M REAL                    YES               1.04
                                                                                  MYLLIKOSKI
                                                                                  PAPEL                     YES               4.42
                                                                                  TEMBEC                    YES               0.68
                                                                                  BULKLEY DUNTON            YES              15.19
                                                                                  FINNPAP                   YES               8.74
                                                                                  WEBSOURCE                 YES               0.58
                                                                                  BOWATER                   YES               0.93
                                                                                  NORKE CANADA              YES               0.73
PAPER AND IMPRESSION        PRODUCTORA CO-
                            MERCIALIZADORA Y
                            EDITORES DE LI-
                            BROS , S.A. DE C.V.                                                                              17.29
                            OFFSET
                            MULTICOLOR                                                                                       17.88
                            IMPRESOS MOINO                                                                                    0.70
                            PROCESOS IND
                            DE PAPEL, S.A.                                                                                    1.42
                            GRAFICAS LA
                            PRENSA, SA DE CV                                                                                  0.19
                                                      PAPER AND                   QUEBECOR
                                                      IMPRESSION                  CHILE, S.A.               YES               3.45
                                                                                  GRUPO OP GRAFICAS
                                                                                  S.A.                      YES               0.19
                                                                                  PRINTER COLOMBIA
                                                                                  NA, S.A.                  YES               0.86
                                                                                  ST. IVES, INC.            YES               6.16
                                                                                  BEST LITHO                YES               0.36
                                                                                  EDITORES, S.A.            YES               0.17
                                                                                  RR DONELLY                YES               2.47
                                                                                  QUAD GRAPHICS             YES               1.57

-----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                      QUARTER: 1  YEAR:  2004
GRUPO TELEVISA, S.A.

                                                   SALES DISTRIBUTION BY PRODUCT

                                                             ANNEX 11
                                                          DOMESTIC SALES
                                                                                                      CONSOLIDATED
                                                                                                     FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------
                                            TOTAL PRODUCTION                       NET SALES              MARKET
                                            ----------------------------------------------------------
               MAIN PRODUCTS                 VOLUME          AMOUNT        VOLUME         AMOUNT          SHARE
                                                                                                           (%)
-------------------------------------------------------------------------------------------------------------------
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                       26
ADVERTISED TIME SOLD (HALF HOURS)                                              1        2,775,633















OTHER INCOME                                                                              243,762
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS                                                                           117,201
ADVERTISED TIME SOLD                                                                       14,721
PUBLISHING:
-----------
MAGAZINE CIRCULATION                         28,687        234,075        13,119          153,593






PUBLISHING                                                                                 84,502
PUBLISHING DISTRIBUTION:                                                   3,735          110,547
------------------------





CABLE TELEVISION:
-----------------
ANALOGIC AND DIGITAL SERVICE                                                              251,468
SERVICE INSTALLATION                                                                        9,236
PAY PER VIEW                                                                                  282
CHANNEL COMMERCIALIZATION                                                                   3,020
OTHER                                                                                       4,757





RADIO:
-----
ADVERTISED TIME SOLD                                                                       41,000






OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                           180,556





SPECIAL EVENTS AND SHOW PROMOTION                                                         121,046


NATIONWIDE PAGING SERVICE                                                                  45,749





INTERNET SERVICES                                                                          10,019



-------------------------------------------------------------------------------------------------------------------
TOTAL                                                      234,075                      4,167,092
-------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                           MAIN
                                      --------------------------------------------------------------------------------------
               MAIN PRODUCTS                    TRADEMARKS                                 CUSTOMERS

----------------------------------------------------------------------------------------------------------------------------
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                    PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
                                                                     THE COCA-COLA EXPORT COMPANY.
                                                                     UNILEVER DE MEXICO, S.A. DE C.V.
                                                                     SABRITAS, S. DE R.L. DE C.V.
                                                                     BIMBO, S.A. DE C.V.
                                                                     PEPSI COLA MEXICANA, S.A DE C.V.
                                                                     CERVECERIA MODELO, S.A. DE C.V.
                                                                     TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                     DANONE DE MEXICO, S.A. DE C.V.
                                                                     NESTLE MEXICO, S.A. DE C.V.
                                                                     KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                     PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                     KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                                                     GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                     FRABEL, S.A. DE C.V.

OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
MAGAZINE CIRCULATION                  TV Y NOVELAS MAGAZINE,         GENERAL PUBLIC (AUDIENCE)
                                      TELEGUIA MAGAZINE,             DEALERS
                                      VANIDADES MAGAZINE             COMMERCIAL CENTERS (MALLS)
                                      COSMOPOLITAN MAGAZINE
                                      BIOGRAPHICAL BOOKS
                                      SOCCERMANIA MAGAZINE
                                      TU MAGAZINE
                                      MEN'S HEALTH MAGAZINE
                                      CARAS MAGAZINE
                                      MUY INTERESANTE MAGAZINE

PUBLISHING                                                           VARIOUS
PUBLISHING DISTRIBUTION:              MAGAZINE:
------------------------              "EL EGIPTO DE LOS FARAONES"
                                      "ENTREPRENEUR"
                                      "GRANDES NOVELAS DE LA
                                      HISTORIA MEXICANA"
                                      "MAESTRA PREESCOLAR"
                                      "GRANDES OBRAS DE
                                      LITERATURA"

CABLE TELEVISION:
-----------------
ANALOGIC AND DIGITAL SERVICE                                         GENERAL PUBLIC
SERVICE INSTALLATION                                                 OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                         CERVECERIA MODELO, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                            GRUPO WARNER LAMBERT MEXICO, S. DE R.L DE C.V.
OTHER                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                     DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                                                     FORD MOTOR COMPANY, S.A. DE C.V.
                                                                     BRISTOL MYERS SQUIBB DE MEXICO, S. DE R.L. DE C.V.
                                                                     KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                     BANCO NACIONAL DE MEXICO, S.A.
                                                                     ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                     BAYER DE MEXICO, S.A. DE C.V.
                                                                     SONY DE MEXICO, S.A. DE C.V.

RADIO:
-----
ADVERTISED TIME SOLD
                                                                     CERVECERIA MODELO, S.A. DE C.V.
                                                                     ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                     VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V.
                                                                     PEGASO PCS, S.A. DE C.V.
                                                                     GIGANTE, S.A. DE C.V.
                                                                     NEXTEL DE MEXICO, S.A. DE C.V.
                                                                     COMERCIAL MEXICANA
                                                                     GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                     ALESTRA, S. DE R.L. DE C.V.
                                                                     DISTRIBUIDORA KROMA, S.A. DE C.V.

OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE                                      CINEMAS DE LA REPUBLICA, S.A. DE C.V.
OF MOVIE RIGHTS                                                      CINEMEX, S.A. DE C.V.
                                                                     CINEMARK DE MEXICO, S.A. DE C.V.
                                                                     CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                     MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                     GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION     AMERICA                        GENERAL PUBLIC (AUDIENCE)
                                      NECAXA                         FEDERACION MEXICANA DE FUTBOL, A.C.
                                      REAL SAN LUIS
NATIONWIDE PAGING SERVICE             SKYTEL                         FERROCARRIL MEXICANO, S.A. DE C.V.
                                                                     BANCO NACIONAL DE MEXICO, S.A.
                                                                     HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
                                                                     COMISION FEDERAL DE ELECTRICIDAD
                                                                     EDS DE MEXICO, S.A. DE C.V.
                                                                     AVANTEL, S.A.
                                                                     FERROSUR, S.A. DE C.V.
                                                                     SECRETARIA DE GOBERNACION
                                                                     SCHERING PLOUGH, S.A. DE C.V.
                                                                     BBVA BANCOMER, S.A.
                                                                     GRUPO NACIONAL PROVINCIAL, S.A.
                                                                     I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                     ESMAS.COM                      MEDIA CONTACTS, S.A. DE C.V.
                                                                     TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                     MOTOROLA DE MEXICO, S.A.
                                                                     NESTLE MEXICO, S.A. DE C.V.
--------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------

                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.
                                              SALES DISTRIBUTION BY PRODUCT

                                                        ANNEX 11 A
                                                      FOREIGN SALES

                                                                                                             CONSOLIDATED
                                                                                                           FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
                                             TOTAL PRODUCTION             NET SALES
                                         ----------------------------------------------------
             MAIN PRODUCTS                  VOLUME       AMOUNT       VOLUME       AMOUNT             DESTINATION
--------------------------------------------------------------------------------------------------------------------------
TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD                                                               127,712   UNITED STATES OF AMERICA





OTHER INCOME                                                                         30,565   UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS                                                                     25,485   SPAIN
                                                                                              ARGENTINA
                                                                                              CHILE
                                                                                              GUATEMALA
                                                                                              COLOMBIA
PROGRAM LICENSING:
------------------                                                                  414,380   UNITED STATES OF AMERICA
PROGRAMMING AND ROYALTIES                                                                     CENTRAL AMERICA
                                                                                              CARIBBEAN
                                                                                              EUROPE
                                                                                              SOUTH AMERICA
                                                                                              AFRICA
                                                                                              ASIA



PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                                5,952     90,635   GUATEMALA AND COSTA RICA
                                                                                              UNITED STATES OF AMERICA
                                                                                              PANAMA
                                                                                              SOUTH AMERICA
                                                                                              CENTRAL AMERICA
                                                                                     42,152
PUBLISHING
PUBLISHING DISTRIBUTION:                                                   3,305    332,764   PANAMA
------------------------                                                                      SOUTH AMERICA




--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                             1,063,693
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                           MAIN
                                          --------------------------------------------------------------------------------------
            MAIN PRODUCTS                           TRADEMARKS                                 CUSTOMERS
--------------------------------------------------------------------------------------------------------------------------------

TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD                                                            RCN TELEVISION
                                                                                 POWERCORP B.V.
                                                                                 THOMSON BROADCASTING AND MEDIA SOLUTIONS
                                                                                 MASTER CARD INTERNATIONAL GLOBAL MARKETING
                                                                                 CHEIL COMMUNICATIONS,INC.
                                                                                 REYNOLDS CONSUMER PRODUCTS



OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS




PROGRAM LICENSING:
------------------
PROGRAMMING AND ROYAL TIES                        TELEVISA                       MCCANN ERICKSON, INC.
                                                  TELEVISA                       MINDSHARE
                                                  TELEVISA                       DAILY AND ASSOCIATES
                                                  TELEVISA                       SPOTPLUS
                                                  TELEVISA                       CARAT, INC.
                                                  TELEVISA                       HORIZON MEDIA, INC.
                                                  TELEVISA                       GREY ADVERTISING, INC.
                                                                                 INITIATIVE MEDIA, INC.
                                                                                 GSD&M ADVERTISING
                                                                                 TBWA CHIAT

PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                       T.V. Y NOVELAS MAGAZINE        GENERAL PUBLIC (AUDIENCE)
                                                  BIOGRAPHICAL BOOKS             DEALERS
                                                  VANIDADES MAGAZINE
                                                  COSMOPOLITAN MAGAZINE
                                                  TU  MAGAZINE

PUBLISHING
PUBLISHING DISTRIBUTION:                          GANCHILLO ARTISTICO DE         GENERAL PUBLIC (AUDIENCE)
------------------------                          CHOISY MAGAZINE
                                                  LA NAVIDAD EN FIELTRO MAGAZINE
                                                  FUTBOL TOTAL MAGAZINE
                                                  BARNEY MAGAZINE
                                                  PEOPLE EN ESPANOL MAGAZINE

-------------------------------------------------------------------------------------------------------------------
TOTAL
-------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 1    YEAR: 2004
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE


                                 ANNEX  13
                                                              CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT MARCH 31, 2004, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                 AUTHORIZED AMOUNT      EXERCISED AMOUNT        PROGRESS %
-----------                                 -----------------      ----------------        ----------
U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------

DIGITALIZATION OF THE CABLE
   TELEVISION NETWORK                         U.S.$   15.0           U.S.$   8.6              57%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                      13.4                   7.2              54%

 INFORMATION TECHNOLOGY
 PROJECTS                                             11.3                   3.0              26%

CAPITAL CONTRIBUTIONS TO
   "TU TV", A JOINT VENTURE
   WITH UNIVISION IN THE
   UNITED STATES                                       5.0                   3.5              70%



MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

INFORMATION TECHNOLOGY
  PROJECTS                                     PS.    33.3             PS.  19.2              58%

SOCCER FACILITIES AND
  IMPROVEMENTS                                        22.0                  11.0              50%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                       17.1                  13.4              78%

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE:  TLEVISA           QUARTER:       1           YEAR:   2004
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                           ANNEX 14                                CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

-------------------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON - MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (Ps.6,704,400). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR
LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2003, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2004, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2004 WAS
1.0423. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2003, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR 2003 WOULD HAVE BEEN 1.0524.

                        MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA                 DATE:     5/2/2004
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
----------------------------------------------------------------------------------------------------------------------------------

COMPANY'S NAME:                     GRUPO TELEVISA, S.A.
ADDRESS:                            AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-20-00
FAX:                                5261-24-94
INTERNET ADDRESS:                   www.televisa.com.mx
                                    -------------------

TAX DATA OF THE ISSUER

----------------------------------------------------------------------------------------------------------------------------------

COMPANY TAX CODE:                   GTE901219GK3
ADDRESS:                            AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

----------------------------------------------------------------------------------------------------------------------------------

NAME:                               C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-77
FAX:                                5261-20-43
E-MAIL:                             rglima@televisa.com.mx
                                    ----------------------

EXECUTIVES DATA

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       CHAIRMAN OF THE BOARD
POSITION:                           CHAIRMAN OF THE BOARD
NAME:                               SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                            AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                       DOCTORES
ZIP CODE:                           06724
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5709-42-89
FAX:                                5709-39-88
E-MAIL:                             emilio@televisa.com.mx
                                    ----------------------

BMV POSITION:                       GENERAL DIRECTOR
POSITION:                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                               SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                            AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                       DOCTORES
ZIP CODE:                           06724
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5709-42-89
FAX:                                5709-39-88
E-MAIL:                             emilio@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       FINANCE DIRECTOR
POSITION:                           CHIEF FINANCIAL OFFICER
NAME:                               LIC. SALVI  FOLCH VIADERO
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-80
FAX:                                5261-20-39
E-MAIL:                             sfolch@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING CORPORATE INFORMATION THROUGH EMISNET
POSITION:                           DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                               C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-77
FAX:                                5261-20-43
E-MAIL:                             rglima@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION THROUGH EMISNET
POSITION:                           VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                               LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-58
FAX:                                5261-25-24
E-MAIL:                             apenna@televisa.com.mx
                                    ----------------------

BMV POSITION:                       RESPONSIBLE FOR LEGAL MATTERS
POSITION:                           VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF GRUPO TELEVISA
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                           SECRETARY OF THE BOARD OF DIRECTORS
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                           EXTERNAL GENERAL COUNSEL
NAME:                               LIC. RICARDO MALDONADO YANEZ
ADDRESS:                            MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                       LOMAS DE CHAPULTEPEC
ZIP CODE:                           11000
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5201-74-47
FAX:                                5520-10-65
E-MAIL:                             rmaldonado@macf.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                           DIRECTOR OF INVESTOR RELATIONS
NAME:                               LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-46
FAX:                                5261-24-94
E-MAIL:                             mboyance@televisa.com.mx
                                    ------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:                           SECRETARY OF THE BOARD OF DIRECTORS
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:                           DIRECTOR OF INVESTOR RELATIONS
NAME:                               LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           01210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-46
FAX:                                5261-24-94
E-MAIL:                             mboyance@televisa.com.mx
                                    ------------------------

                                   MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE TLEVISA                                                             DATE:        5/2/2004
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

----------------------------------------------------------------------------------------------------------------

POSITION :        PRESIDENT(S)

NAME :            EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------------------------------------------
POSITION :        VICE PRESIDENT(S)

NAME :            MARIA ASUNCION ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------------------------------------------
POSITION :        DIRECTOR(S)

NAME :            PEDRO ASPE ARMELLA
NAME :            JULIO BARBA HURTADO
NAME :            JOSE ANTONIO BASTON PATINO
NAME :            ANA PATRICIA BOTIN O'SHEA
NAME :            MANUEL JORGE CUTILLAS COVANI
NAME :            ALFONSO DE ANGOITIA NORIEGA
NAME :            CARLOS FERNANDEZ GONZALEZ
NAME :            BERNARDO GOMEZ MARTINEZ
NAME :            CLAUDIO X. GOZALEZ LAPORTE
NAME :            ROBERTO HERNANDEZ RAMIREZ
NAME :            ENRIQUE KRAUZE KLEINBORT
NAME :            GERMAN LARREA MOTA VELAZCO
NAME :            GILBERTO PEREZALONSO CIFUENTES
NAME :            ALEJANDRO QUINTERO INIGUEZ
NAME :            FERNANDO SENDEROS MESTRE
NAME :            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :            LORENZO H. ZAMBRANO TREVINO


----------------------------------------------------------------------------------------------------------------
POSITION :        ALTERNATE DIRECTOR(S)

NAME :            HERBERT ALLEN III
NAME :            JUAN PABLO ANDRADE FRICH
NAME :            LUCRECIA ARAMBURUZABALA LARREGUI
NAME :            FELIX ARAUJO RAMIREZ
NAME :            MAXIMILIANO ARTEAGA CARLEBACH
NAME :            JOAQUIN BALCARCEL SANTA CRUZ
NAME :            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :            RAFAEL CARABIAS PRINCIPE
NAME :            FRANCISCO JOSE CHEVEZ ROBELO
NAME :            JOSE LUIS FERNANDEZ FERNANDEZ
NAME :            SALVI FOLCH VIADERO
NAME :            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :            JOSE ANTONIO LARA DEL OLMO
NAME :            JORGE LUTTEROTH ECHEGOYEN
NAME :            ALBERTO MONTIEL CASTELLANOS
NAME :            RAUL MORALES MEDRANO
NAME :            ALEXANDRE MOREIRA PENNA DA SILVA
NAME :            GUILLERMO NAVA GOMEZ-TAGLE

----------------------------------------------------------------------------------------------------------------
POSITION :        STATUTORY AUDITOR(S)

NAME :            MARIO SALAZAR ERDMANN

----------------------------------------------------------------------------------------------------------------
POSITION :        ALTERNATE STATUTORY AUDITOR(S)

NAME :            JOSE MIGUEL ARRIETA MENDEZ

----------------------------------------------------------------------------------------------------------------
POSITION :        SECRETARY(IES) OF THE BOARD

NAME :            JUAN SEBASTIAN MIJARES ORTEGA


------------------------------------------------------------------------------

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 5, 2004                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President